Exhibit 2.1

Execution Copy

ASSET PURCHASE AGREEMENT

by and among

LSI CORPORATION,

EXTREME NETWORKS, INC.

and

solely for purposes of Section 9.2 hereof,

BROADCOM CORPORATION

Dated as of March 29, 2017

i

Article IV REPRESENTATIONS OF PURCHASER		48

4.1	Corporate Existence	48
4.2	Corporate Authority	48
4.3	Governmental Authorization	49
4.4	Litigation	49
4.5	Non-contravention	49
4.6	Financial Capacity	49
4.7	Finders; Brokers	49
4.8	No Additional Representations	50

Article V AGREEMENTS OF PURCHASER AND SELLER		50

5.1	Operation of the Business	50
5.2	Investigation of Business; Confidentiality	53
5.3	Necessary Efforts	54
5.4	Public Disclosures	56
5.5	Access to Records and Personnel	56
5.6	Ultimate Parent Options and Ultimate Parent RSU Awards	58
5.7	Employee Relations and Benefits	60
5.8	Tax Matters	65
5.9	Mail Handling	66
5.10	No Solicitation of Acquisition Proposals	67
5.11	Noncompetition; Nonsolicitation	67
5.12	Termination of Use of Name and Marks	69
5.13	Excluded Litigation Liabilities	69
5.14	Required Business Financial Statements	69
5.15	Shared Contracts	70
5.16	Chinese JV	71
5.17	Transition Services Agreement Schedules	71

Article VI CONDITIONS TO CLOSING		71

6.1	Conditions Precedent to Obligations of Purchaser and Seller	71
6.2	Conditions Precedent to Obligation of Seller	72
6.3	Conditions Precedent to Obligation of Purchaser	72

Article VII TERMINATION		73

7.1	Termination Events	73
7.2	Effect of Termination	74

Article VIII INDEMNIFICATION		75

8.1	Indemnification	75
8.2	Certain Limitations	76
8.3	Procedures for Third Party Claims and Excluded Liabilities	77
8.4	Certain Procedures	78
8.5	Remedies Exclusive	79

ii

Article IX MISCELLANEOUS AGREEMENTS OF THE PARTIES		79

9.1	Notices	79
9.2	Guaranty	80
9.3	Bulk Transfers	81
9.4	Remedies Cumulative; Specific Performance	81
9.5	Amendments and Waivers	81
9.6	Expenses	81
9.7	Binding Effect; Benefit; Assignment	81
9.8	Governing Law	82
9.9	Jurisdiction	82
9.10	Waiver of Jury Trial	82
9.11	Counterparts; Effectiveness	82
9.12	Entire Agreement	82
9.13	Severability	83

EXHIBIT A	Form of Amended & Restated Strategic Collaboration Agreement
EXHIBIT B	Form of Intellectual Property Agreement
EXHIBIT C	Form of Transition Services Agreement
EXHIBIT D	Form of Bill of Sale and General Assignment and Assumption Agreement

ANNEX 1	Patents
ANNEX 2	Trademarks
ANNEX 3	Internet Properties
ANNEX 4	Copyrights

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of March 29, 2017, and has been executed by and among LSI Corporation, a Delaware corporation (“Seller”), Extreme Networks, Inc., a Delaware corporation (“Purchaser”), and, solely for purposes of Section 9.2 hereof, Broadcom Corporation, a California corporation (“Broadcom”). Purchaser and Seller are each referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, on November 2, 2016, Broadcom Limited, a limited company organized under the laws of the Republic of Singapore (“Ultimate Parent”), Broadcom, Brocade Communications Systems, Inc., a Delaware corporation (the “Company”), and Bobcat Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Seller (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”);

WHEREAS, on December 18, 2016, Broadcom assigned all of its rights and obligations under the Merger Agreement and transferred all of the issued and outstanding capital stock of Merger Sub to Seller;

WHEREAS, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving corporation and a direct wholly owned subsidiary of Seller;

WHEREAS, upon consummation of the Merger, Seller will own beneficially and of record all of the issued and outstanding capital stock of the Company;

WHEREAS, the Company and certain of its Subsidiaries are engaged in, among other things, the Business;

WHEREAS, the Asset Sellers own, license or lease the Purchased Assets; and

WHEREAS, the Asset Sellers desire to sell, assign, transfer, convey and deliver to Purchaser or one or more Purchaser Designees, and Purchaser or such Purchaser Designee(s) desire to purchase, acquire, accept and assume from the Asset Sellers, the Purchased Assets and Assumed Liabilities upon the terms and subject to the conditions specified in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Definitions. As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” means an indication of interest, offer or proposal to acquire, directly or indirectly, the Business or all or any substantial portion of the Purchased Assets, in each case, in a single transaction or series of related transactions (whether such acquisition is structured as a sale of stock, sale of assets, merger, recapitalization or otherwise, other than the transactions provided for in this Agreement).

“Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have meanings correlative to the foregoing.

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Allocation” shall have the meaning set forth in Section 2.9.

“Amended & Restated Strategic Collaboration Agreement” means that certain Amended & Restated Strategic Collaboration Agreement in the form attached hereto as Exhibit A.

“Amendment to Software License Agreement” means Amendment #9 to that certain Amended and Restated Software License Agreement, dated December 20, 2005, by and between Broadcom and Purchaser, in a form to be agreed upon by Purchaser and Seller in good faith.

“Asset Level Allocation Statement” shall have the meaning set forth in Section 2.9.

“Asset Sellers” means the Company and any Subsidiary of the Company in its capacity as a seller of Purchased Assets.

“Assumed Leases” means the leases identified on Section 1.1(a) of the Disclosure Schedule to be assumed by Purchaser or a Purchaser Designee.

“Assumed Liabilities” means the following Liabilities of the Asset Sellers (expressly excluding all Excluded Liabilities), and no others:

(i) any and all Liabilities under the Transferred Contracts, but only to the extent such Liabilities (A) arise or relate to performance to occur after the Closing or are attributable to actions occurring after the Closing, (B) do not arise from or relate to any breach or violation by any Asset Seller or any Affiliate of any Asset Seller prior to the Closing (other than any non-

monetary Liabilities resulting from immaterial breaches or violations prior to the Closing) and (C) do not directly arise from any event, circumstance or condition occurring or existing on or prior to the Closing that, with notice or lapse of time, would constitute or result in a breach or violation of any of such Transferred Contracts; provided that, notwithstanding the foregoing, any and all Liabilities (x) under the Transferred Contracts in respect of deferred revenue or the obligation to provide related services thereunder and (y) de scribed in clause (ii) below shall constitute Assumed Liabilities;

(ii) any and all product warranty, return or exchange obligations arising from sales of the Data Center Products on, before or after the Closing (regardless of whether the event or circumstance giving rise to such warranty, return or exchange obligation arose on, before or after the Closing);

(iii) any and all Liabilities that are to be assumed by Purchaser or its Affiliates in respect of any Transferred Employees pursuant to Section 5.7;

(iv) any and all Liabilities in respect of (A) Taxes with respect to the Purchased Assets and the Business for any Post-Closing Tax Period (for the avoidance of doubt, including Property Taxes to be paid by Purchaser pursuant to Section 5.8(b)) and (B) Transfer Taxes to be paid by Purchaser pursuant to Section 5.8(a);

(v) the Purchaser Portion of the Shared Contract Liabilities;

(vi) any and all Liabilities for which Purchaser or any of its Affiliates expressly has responsibility pursuant to the Transaction Documents; and

(vii) any and all Liabilities accruing, arising out of or relating to the conduct or operation of the Business or the ownership or use of the Purchased Assets from and after the Closing.

“Automatic Transfer Employee” means an employee who immediately prior to the Closing is a Business Employee and to whom the Transfer Regulations apply in connection with the transactions contemplated by this Agreement.

“Benefit Plan” means (i) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) (whether or not subject to ERISA), (ii) each employment, individual consulting, severance, change in control, retention or similar plan, program, agreement, arrangement or policy, and (iii) each other plan, program, agreement, arrangement or policy, whether written or unwritten, providing compensation or other benefits, including bonus, commission, or other incentive compensation, equity or equity-based compensation, deferred compensation, retirement, pension, disability, life insurance, health, welfare, vacation, paid time off, employee loan, perquisites or other similar compensation or benefits, in each case that is maintained, sponsored or contributed to or required to be contributed to by Seller, Ultimate

Parent, the Company or any of their respective Subsidiaries, or to which Seller, Ultimate Parent, the Company or any of their respective Subsidiaries has any liability, in each case for the benefit of any current or former director, officer, employee, consultant or other individual service provider (or any dependent or beneficiary thereof) performing services for the Business, but excluding any plans, agreements and arrangements that are mandated by applicable Law and primarily operated and maintained by a Governmental Authority.

“Broadcom” shall have the meaning set forth in the preamble to this Agreement.

“Business” means the business as carried on and conducted as of the date hereof by the “Data Center” division of the Company and its Subsidiaries that consists solely of the design, engineering, manufacturing, use, marketing, sale, development, licensing and distribution of the Data Center Products, but excluding (i) the SLX Operating System, (ii) any products other than Data Center Products and (iii) any billing, order entry, fulfillment, accounting, finance, collections or other ancillary or corporate shared services provided by the Company or its Subsidiaries or other corporate centralized functional organizations within or controlled by the Company or its Subsidiaries.

“Business Competitor” shall have the meaning set forth in Section 5.11(b).

“Business Day” means a day that is not (i) a Saturday, a Sunday or a statutory or civic holiday in the State of California or the Republic of Singapore or (ii) a day on which banking institutions are required by Law to be closed in the State of New York or the Republic of Singapore.

“Business Employee” means each employee of the Company and its Subsidiaries as set forth on Section 1.1(b) of the Disclosure Schedule (including those on a leave of absence approved by the Company or its Subsidiary employing them in accordance with such Company’s or its Subsidiary’s leave of absence policy (which shall include any employees with the legal right to return to employment upon expiration of such leave), but excluding any such employee whose employment with the Company or its Subsidiaries terminates prior to the Closing or who is on a leave of absence not approved by the Company or its Subsidiary employing him or her). Section 1.1(b) of the Disclosure Schedule contains a true and correct list of all Business Employees, together with their respective name (to the extent not prohibited by Law) or employee identification number, title/position, location of employment (including whether the employee is subject to any Transfer Regulation), employer entity, base salary or hourly wage rate, prior year bonus, current target bonus, start date, full-time or part-time status, immigration status, and classification as exempt or non-exempt and, for employees on an approved leave of absence, the type of leave of absence and the expected date of return to active employment, in each case as of the date hereof, it being agreed that such list shall be updated by Seller acting in good faith, no later than 30 days prior to the Closing Date to include any additional employees Purchaser and the Company agree should be included as “Business Employees” and to reflect new hires, terminations or other personnel changes occurring between the date hereof and the Closing Date, subject to Section 5.1(iv).

“Business Profit” means, with respect to any Earnout Period, the operating cash flow of Purchaser and its Affiliates from operations directly attributable to the Earnout Products, less (without duplication and solely to the extent the following items have not been taken into account in the calculation of operating cash flow) (a) all capital expenditures of the Business in respect of operations directly attributable to the Earnout Products to the extent allocable to such Earnout Period, in each case, determined in accordance with GAAP, and to the extent consistent therewith, the methodologies and principles used in the preparation of Purchaser’s financial statements filed with the SEC, (b) the costs and expenses incurred by Purchaser of any substitutions or amendments (excluding, for the avoidance of doubt, any costs or expenses relating to obtaining any consents, approvals or similar authorizations) obtained as contemplated by Section 2.7(c) and (c) any payments made by Purchaser to Seller under the Transition Services Agreement.

“Business Transfer Agreements” shall have the meaning set forth in Section 2.8(c).

“Cap” shall have the meaning set forth in Section 8.2(a).

“Cashed Out Ultimate Parent Options” shall have the meaning set forth in Section 5.6(a).

“China Purchase Agreement” means an agreement for the sale or transfer of Purchased Assets in China to be entered separately between a Subsidiary of the Company and Purchaser or a Purchaser Designee and governed under the Laws of China, in a form to be agreed upon by Purchaser and Seller in good faith.

“China Purchased Assets” shall have the meaning set forth in Section 2.8(b).

“Chinese JV” means Guizhou Huiling Technology Co., Ltd.

“Chinese JV Interests” shall have the meaning set forth in the definition of Purchased Assets.

“Classified Business Assets” shall mean (a) all Contracts (including subcontracts and lower-tier subcontracts) that require access to information classified under Executive Order 13526 (or any similar order), (b) all facility security clearances and Governmental Authorizations related thereto, (c) all commercial and Governmental Authority codes related thereto and (d) all assets and properties related thereto, in each case related to the Business.

“Closing” shall have the meaning set forth in Section 2.4.

“Closing Date” shall have the meaning set forth in Section 2.4.

“Closing Date Allocation” shall have the meaning set forth in Section 2.9.

“Closing Date Payment” means $35,000,000.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collective Bargaining Agreements” means any collective bargaining, trade union, works council or other similar Contract to which the Company or any Subsidiaries thereof is bound or that has been entered into between the Company or any Subsidiary thereof and any labor organization, union, works council, employee association, trade union or other similar employee representative body.

“Company” shall have the meaning set forth in the recitals to this Agreement.

“Company Common Stock” means the common stock, $0.001 par value, of the Company.

“Company Material Adverse Effect” means any change, circumstance, event or effect that has had or is reasonably likely to have in the future, individually or in the aggregate, a material adverse effect on (i) the condition (financial or otherwise) or results of operation of the Business, taken as a whole, or (ii) the ability of Seller to consummate the transactions contemplated by this Agreement; provided that no changes, circumstances, events or effects resulting from or arising out of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or may, would or could occur: (a) the public announcement of the entering into of this Agreement or the other Transaction Documents or other communication by Purchaser or any of its Affiliates of its plans or intentions with respect to the Business or the pendency of the transactions contemplated hereby or thereby (including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Business as a result thereof), (b) the performance by Seller or its Subsidiaries of any action, or the failure to take any action, in each case at Purchaser’s written request (including email) or pursuant to the express terms of this Agreement or the other Transaction Documents, (c) general economic, financial, political, financing, banking, currency or capital market conditions or any changes therein, (d) general conditions in the industry or markets in which the Business is conducted or any changes therein, (e) changes in Laws or Orders or interpretations thereof or changes in accounting requirements or principles (including GAAP), (f) fire, flood, tornado, earthquake or other acts of nature, acts of terrorism or sabotage, war, regional, national or international calamity, military action or any other similar event or any escalation or worsening thereof after the date hereof, or (g) the failure of the Business to meet any internal projections or forecasts of revenue or earnings (provided that the underlying cause of such failure shall be taken into account unless such cause is otherwise included in clause (a) through (f)), except to the extent, in the case of the foregoing clauses (c) through (f), such changes, circumstances, events or effects referred to therein have a materially disproportionate impact on the Business relative to similar businesses of comparable size.

“Company Material Contract” shall have the meaning set forth in Section 3.15(a).

“Company SEC Document” means all reports, schedules, forms, statements and other documents the Company has filed or furnished, as the case may be, since January 1, 2014 but prior to the date hereof, together with any schedules thereto and other information incorporated therein.

“Company Stock Plans” means the Company’s 1999 Stock Plan, as amended and restated, the Company’s 1999 Director Plan, as amended and restated, the Company’s 2009 Stock Plan, as amended and restated, the Company’s 2009 Director Plan, as amended and restated, the 2001 McDATA Equity Incentive Plan, and the Company’s Inducement Award Plan, as amended and restated.

“Competing Business” shall have the meaning set forth in Section 5.11(b).

“Competition Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidential Information” has the meaning set forth in Section 5.5(d).

“Confidentiality Agreement” means that certain Confidentiality Agreement dated February 14, 2017 by and among the Company, Broadcom and Purchaser.

“Contract” means any written or oral contract, subcontract, license, sublicense, lease, sublease, understanding, instrument, indenture, note or other binding commitment or undertaking of any nature.

“Copyright” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Data Center Products” means the VDX switches, MLXe routers, the automation software referred to as Brocade Workflow Composer, and the Network Visibility and Analytics Software products of the Business, in each case set forth on Section 1.1(c) of the Disclosure Schedule, together with (i) any successor products to the products set forth on Section 1.1(c) of the Disclosure Schedule under design and development by the Company or its Subsidiaries as of the Closing Date and (ii) any Software (excluding the SLX Operating System), services or accessories owned by the Company or its Subsidiaries and primarily related to the products set forth on Section 1.1(c) of the Disclosure Schedule.

“Deductible” shall have the meaning set forth in Section 8.2(b).

“Deferred Payment” shall have the meaning set forth in Section 2.2.

“Designated Accounting Firm” means Grant Thornton LLP, or any other nationally recognized independent public accounting firm, or any successor thereto, as shall be mutually agreed upon by the Parties.

“Disclosure Schedule” means the disclosure letter delivered by Seller to Purchaser on the date hereof and attached hereto.

“Dispute Notice” shall have the meaning set forth in Section 2.3(b).

“Dollars” or “$,” when used in this Agreement or any other Transaction Document, means United States dollars unless otherwise stated.

“Earnout Amount” means, with respect to any Earnout Period, an amount equal to the product of (i) the Business Profit for such Earnout Period, multiplied by (ii) 50%; provided that in no event shall the Earnout Amount be less than zero.

“Earnout Period” shall have the meaning set forth in Section 2.3(a).

“Earnout Products” means the Data Center Products; provided that, for the avoidance of doubt, in no event shall Earnout Products include (i) any products owned by Purchaser or its Affiliates as of immediately prior to the Closing or (ii) any products acquired by Purchaser or its Affiliates as a result of the acquisition of any Person after the Closing.

“Earnout Statement” shall have the meaning set forth in Section 2.3(b).

“Effective Time” shall have the meaning set forth in Section 2.4.

“Employee Representative” means any labor union, labor organization, works council, staff association, worker representative, trade union or any other employee representative body (whether elected or not).

“Employment Obligations” means any and all information and consultation obligations (including, but not limited to, the provision of employee data) applicable in the jurisdictions in which the Automatic Transfer Employees are employed immediately prior to the Closing.

“Enforceability Exceptions” shall have the meaning set forth in Section 3.2.

“Environmental Claim” means any claim, action, suit, proceeding, investigation, Order, demand or written notice alleging potential or actual liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising out of, based on, resulting from or relating to: (i) the presence of, release of, or exposure to any Hazardous Materials; (ii) circumstances forming the basis of any violation of any Environmental Law; or (iii) any other matters covered or regulated by, or for which liability could be imposed under, Environmental Law.

“Environmental Law” means any applicable foreign, federal, state or local Laws, statutes, regulations, codes, ordinances, permits, decrees, orders or common law relating to, or imposing standards regarding the protection or cleanup of the environment, any Hazardous Materials Activity, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the exposure of any individual to Hazardous Materials, including protection of health and safety of employees. Environmental Laws shall include the Federal Insecticide, Fungicide Rodenticide Act, Resource Conservation & Recovery Act, Clean Water Act, Safe Drinking Water Act, Atomic Energy Act, Occupational Safety and Health Act, Toxic Substance Control Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right-to-Know Act, Hazardous Materials Transportation Act and all analogous or related foreign, federal, state or local Law, each as amended.

“Environmental Permits” means applicable permits, licenses, certificates, approvals and authorizations of Governmental Authorities required by Environmental Laws for the Business.

“Epidemic Failure” shall have the meaning set forth in Section 3.19(c).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder.

“ERISA Affiliate” of any entity means each entity that is or was at any time treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Ratio” means a fraction, the numerator of which is the volume weighted average price for an Ultimate Parent Ordinary Share for the 20 trading days immediately prior to (and excluding) the Closing Date as reported by Bloomberg, L.P. and the denominator of which is the volume weighted average price for a share of Purchaser Common Stock for the 20 trading days immediately prior to (and excluding) the Closing Date as reported by Bloomberg, L.P.

“Excluded Assets” means, subject to Section 5.16, all assets of the Company or any of its Subsidiaries other than the Purchased Assets, and shall expressly include any of the rights, properties or assets set forth below (whether or not they would otherwise constitute Purchased Assets):

(i) any cash, cash equivalents, bank deposits, security deposits, bonds or similar cash items or instruments (other than deposits under any Assumed Leases);

(ii) any accounts receivable, vendor rebate receivables, notes receivable or other receivables;

(iii) any Intellectual Property Rights and Technology of the Company or any of its Subsidiaries other than the Transferred Business Intellectual Property Rights and Transferred Business Technology;

(iv) any (A) personnel records pertaining to any Business Employee to the extent applicable Law prohibits the transfer of such information, (B) corporate books and records of internal corporate proceedings, tax records (other than those tax records relating solely to the Business, the Purchased Assets or the Chinese JV) and work papers of the Company or any of its Subsidiaries, (C) books and records of the Company or any of its Subsidiaries that any of them is required by Law to retain and (D) any Tax Returns and related books and records that do not relate solely to the Business, the Purchased Assets or the Chinese JV;

(v) any claim, right or interest of the Company or any of its Subsidiaries in or to any refund, rebate, abatement or other recovery related to Excluded Taxes, together with any interest due thereon or penalty rebate arising therefrom;

(vi) any insurance policies and any rights of proceeds thereof;

(vii) all Benefit Plans and any and all assets, trust agreements and other funding vehicles related to the Benefit Plans;

(viii) intracompany accounts (payables and receivables) of the Company and its Subsidiaries;

(ix) the SLX Operating System and any products other than the Data Center Products, but excluding the Transferred SLX Assets;

(x) the Classified Business Assets;

(xi) de minimis tangible assets that are not commercially reasonably divisible;

(xii) any billing, order entry, fulfillment, accounting, finance, collections or other ancillary or corporate shared services provided by the Company or its Subsidiaries or other corporate centralized functional organizations within or controlled by the Company or its Subsidiaries;

(xiii) solely in the event that Purchaser provides written notice to Seller that Purchaser does not wish to acquire the Chinese JV pursuant to Section 5.16, the Chinese JV; and

(xiv) all other assets, properties, interests and rights of the Company or any of its Subsidiaries that are not primarily related to or primarily used in the operation or conduct of the Business.

“Excluded Liabilities” means, subject to Section 5.16, all Liabilities of the Company and its Subsidiaries other than the Assumed Liabilities, and shall expressly include (whether or not they would otherwise constitute Assumed Liabilities):

(i) any Indebtedness;

(ii) any accounts payable;

(iii) any Excluded Taxes;

(iv) any Liabilities with respect to (A) the Benefit Plans, including the Non-U.S. Benefit Plans and any awards granted pursuant to the Company Stock Plans (excluding, for the avoidance of doubt, any Substitute RSU

Awards), arising at any time, (B) any change-of-control, retention, severance or similar payment that is triggered in whole or in part by the transactions contemplated by the Merger Agreement or this Agreement payable to any Business Employee including the employer portion of any employment or workers’ compensation taxes relating to any such payments or (C) except as set forth in Section 5.7, the employment of the Business Employees on or prior to the Closing Date or the termination of their employment by the Company or any of its Subsidiaries on or as of the Closing Date, including Liabilities in respect of payroll, vacation, paid time off, bonuses, workers’ compensation benefits and taxes, employment taxes, severance or employee benefits;

(v) any Liabilities arising from or relating to any Excluded Asset;

(vi) all costs and expenses incurred in connection with this Agreement, including all third-party legal, accounting, financial advisory, consulting or other fees and expenses incurred in connection with the transactions contemplated hereby;

(vii) any and all Liabilities for which Seller or any of its Affiliates expressly has responsibility pursuant to the Transaction Documents;

(viii) solely in the event that Purchaser provides written notice to Seller that Purchaser does not wish to acquire the Chinese JV pursuant to Section 5.16, any Liabilities of the Chinese JV, whether known or unknown, fixed or contingent, asserted or unasserted;

(ix) any and all Liabilities under the Transferred Contracts to the extent such Liabilities (A) arise from or relate to any breach or violation by any Asset Seller or any Affiliate of any Asset Seller prior to the Closing (other than any non-monetary Liabilities resulting from immaterial breaches or violations prior to the Closing) or (B) arise directly from any event, circumstance or condition occurring or existing on or prior to the Closing that, with notice or lapse of time, would constitute or result in a breach or violation of any such Transferred Contract; provided, that notwithstanding the foregoing, any and all Liabilities (x) under the Transferred Contracts in respect of deferred revenue or the obligation to provide related services thereunder and (y) described in clause (ii) of the definition of Assumed Liabilities shall constitute Assumed Liabilities;

(x) any and all Liabilities under Transferred Contracts not exclusively related to the Business (in accordance with the terms of such Transferred Contracts as in effect as of the Closing), but solely to the extent that such Liabilities do not arise from or relate to the Business or any actions or omissions of Purchaser or its Affiliates;

(xi) any Liabilities arising at any time from the Seller’s or any of its Affiliates’ failure to comply with its Employment Obligations in relation to the Business Employees or their Employee Representatives pursuant to the Transfer Regulations in accordance with Section 5.7(o);

(xii) any Liabilities arising at any time in relation to the employment or termination of employment of any employee of the Company or its Subsidiaries who is not a Transferred Employee;

(xiii) any of the Excluded Litigation Liabilities;

(xiv) any Liabilities for the sale of Data Center Products prior to the Closing arising in relation to the indemnity and defense demand from AT&T regarding the litigation Plectrum LLC v. AT&T, Inc. and AT&T Mobility, LLC et al., Civil Action No. 4:17-CV-120, U.S. District Court for the Eastern District of Texas, filed on February 20, 2017; and

(xv) the Seller Portion of the Shared Contract Liabilities.

“Excluded Litigation Liabilities” means any Liabilities arising from or related to any Proceedings (including, for the avoidance of doubt, any appraisal or dissenters Proceedings) brought against the Company, any of its Subsidiaries, the Chinese JV or any of its or their current or former directors or officers by current or former stockholders of the Company, any of its Subsidiaries or the Chinese JV to the extent relating to the transactions entered into pursuant to the Merger Agreement.

“Excluded Taxes” means any Taxes imposed on or with respect to any Asset Seller, the Purchased Assets, or the Business other than (i) any Taxes with respect to the Purchased Assets, or the Business for any Post-Closing Tax Period (including, for the avoidance of doubt, any Property Taxes to be paid by Purchaser pursuant to Section 5.8(b)), and (ii) any Transfer Taxes to be paid by Purchaser pursuant to Section 5.8(a), provided that, solely in the event that Purchaser does not deliver written notice to Seller that Purchaser does not wish to acquire the Chinese JV pursuant to Section 5.16, “Excluded Taxes” shall not include any Taxes with respect to the Chinese JV (whether for a Pre-Closing Tax Period or a Post-Closing Tax Period) nor shall Seller have any obligation to indemnify any Purchaser Indemnified Party for any such amounts.

“Fraud” means any intentional or willful misrepresentation of material facts which constitutes actual fraud under Delaware law.

“Fundamental Representations” means the representations and warranties set forth in Sections 3.1, 3.2, 3.5(a), 3.12, 3.16, 4.1, 4.2 and 4.7.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“General Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.8(c).

“Governmental Authority” means any (i) nation or government, any federal, state, city, town, municipality, county, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency, merger control authority, in each case of competent jurisdiction, (ii) arbitrator, tribunal or federal, state, local or foreign court, in each case of competent jurisdiction, (iii) national securities exchange on which the securities of the Company or Purchaser are listed or (iv) other governmental entity or quasi-governmental entity created or empowered under a statute (or rule, regulation or ordinance promulgated thereunder) or at the direction of any governmental authority, including those set forth in clauses (i), (ii) or (iii) of this definition, and that is empowered thereunder or thereby to exercise executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, in each case of competent jurisdiction.

“Governmental Authorization” means any licenses, approvals, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to Competition Laws), and notices, filings, registrations, qualifications, declarations and designations with, and other authorizations and approvals issued by or obtained from a Governmental Authority.

“Hazardous Materials” means any infectious, carcinogenic, radioactive, toxic or hazardous chemical or chemical compound, or any pollutant, contaminant or hazardous substance, material or waste, in each case, whether solid, liquid or gas, including petroleum, petroleum products, by-products or derivatives and asbestos and any other substance, material or waste that is subject to regulation, control or remediation under any Environmental Law.

“Hazardous Materials Activity” means the transportation, transfer, recycling, storage, use, disposal, arranging for disposal, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone-depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any product take-back or product content requirements.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

“Identified Business Employee” means (i) those Business Employees set forth on the list delivered by Purchaser to Seller on or prior to the date 60 calendar days after the date hereof in accordance with Section 5.7(a), as such list may be updated in accordance therewith and (ii) each other employee of the Company and its Subsidiaries who holds a position related to the Business who Seller and Purchaser shall mutually agree in writing to transfer to Purchaser and its Subsidiaries prior to the Closing Date or whose transfer to Purchaser and its Subsidiaries is required under, or occurs automatically by operation of, local Law.

“In-the-Money Ultimate Parent Options” means Ultimate Parent Options with an exercise price per share of Ultimate Parent Ordinary Shares subject thereto that is less than the closing price of a share of Ultimate Parent Ordinary Shares on the Closing Date.

“Incremental Withholding” shall have the meaning set forth in Section 2.10(a).

“Indebtedness” means with respect to any Person, without duplication, (i) any indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) any indebtedness evidenced by notes, bonds, debentures or similar instruments for the deferred purchase price of property, goods or services (including earnouts and other contingent payments), (iii) any obligations under any interest rate, currency or other hedging agreement, (iv) obligations under any performance bond or letter of credit, but only to the extent drawn or called prior to the Closing Date, (v) all capitalized lease obligations as determined under GAAP, (vi) any guarantees or other support with respect to any indebtedness of any other Person of a type described in clauses (i) through (v) above, and (vi) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar charges in respect of, any of the foregoing obligations.

“Indemnified Party” shall have the meaning set forth in Section 8.2(d).

“Indemnifying Party” shall have the meaning set forth in Section 8.2(d).

“India Purchase Agreement” means an agreement for the sale or transfer of Purchased Assets in India to be entered separately between a Subsidiary of the Company and Purchaser or a Purchaser Designee and governed under the Laws of India, in a form to be agreed upon by Purchaser and Seller in good faith.

“India Purchased Assets” shall have the meaning set forth in Section 2.8(b).

“Infringement” or “Infringe” means that a given item or activity infringes, misappropriates or otherwise violates the Intellectual Property Rights of, any Person.

“Intellectual Property Agreement” means that certain license agreement in the form attached hereto as Exhibit B.

“Intellectual Property Rights” means all intellectual property and proprietary rights throughout the world, including rights associated with the following: (a) United States and foreign patents and applications therefor (including any continuations, continuations in part, divisionals, reissues, renewals, extensions or modifications for any of the foregoing) (“Patents”); (b) trade secret rights, and all other rights in or to confidential business or technical information that derive economic value from being held in confidence (“Trade Secrets”); (c) copyrights, copyright registrations and applications therefor and all other rights in works of authorship corresponding thereto (“Copyrights”); (d) trademarks, trade names, service marks, service names, trade dress rights and similar designation of origin and rights therein, and all goodwill symbolized thereby and associated therewith (“Trademarks”); (e) Uniform Resource Locators, website addresses and domain names (“Internet Properties”); (f) mask works; (g) rights in databases and collections of data; and (h) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world. “Intellectual Property Rights” specifically excludes contractual rights (including license grants) and also excludes the tangible embodiment of any of the foregoing.

“International Trade Laws” shall have the meaning set forth in Section 3.17(c).

“Internet Properties” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Inventory” means the inventory, wherever located, including raw materials, work in process, recycled materials, demo and evaluation inventory, finished products, inventoriable supplies, and spare parts owned by the Company or its Subsidiaries and primarily related to or primarily used in the operation or conduct of the Business, and any rights of the Company or its Subsidiaries to the warranties received from suppliers and any related claims, credits, rights of recovery and set-off with respect to such Inventory, but only to the extent such rights are assignable.

“Knowledge” or to the “knowledge” of means, (i) with respect to Purchaser the actual knowledge of each of Katy Motiey and Drew Davies, and (ii) with respect to Seller or the Company, the actual knowledge of each of Dan Fairfax, Nell O’Donnell and Jason Nolet.

“Law” means any law, treaty, statute, ordinance, rule, principle of common law or equity, code or regulation of a Governmental Authority or judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority.

“Liabilities” means any and all liabilities, obligations, guarantees (including lease guarantees), commitments, damages, losses, debts, claims, demands, expenses, judgments or settlements of any nature or kind, whether known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured.

“Licensed Business Intellectual Property” means Intellectual Property Rights and Technology licensed to Purchaser under the Intellectual Property Agreement or the Amendment to Software License Agreement.

“Liens” means any mortgage, easement, lease, sublease, right of way, trust or title retention agreement, pledge, hypothecation, mortgage, deed of trust, lien (including any lien for unpaid Taxes), Liability, charge, security interest, option or any restriction or other encumbrance of any kind.

“Losses” means any losses, damages, Liabilities, penalties, fines, costs or expenses (including reasonable attorneys’ fees and expenses and reasonable expenses of other professionals); provided that “Losses” shall not include special, consequential, indirect, punitive or exemplary damages (other than any such damages payable to a Third Party in connection with a Third Party claim).

“Malicious Code” shall have the meaning set forth in Section 3.11(i).

“Merger” shall have the meaning set forth in the recitals to this Agreement.

“Merger Agreement” shall have the meaning set forth in the recitals to this Agreement.

“Merger Effective Time” means the Effective Time as defined in the Merger Agreement.

“Merger Sub” shall have the meaning set forth in the recitals to this Agreement.

“NASDAQ” means the NASDAQ Global Select Market.

“NDA” shall have the meaning set forth in Section 3.15(a)(i).

“Net Insurance Proceeds” shall have the meaning set forth in Section 8.3(f).

“Non-U.S. Benefit Plans” means each Benefit Plan that is subject to the Laws of any jurisdiction outside the United States which provides compensation or benefits to or in respect of Non-U.S. Employees, but excluding any mandatory government or social security pension arrangements, or any other Benefit Plan operated entirely within the United States.

“Non-U.S. Employees” means each Identified Business Employee employed other than in the United States by the Company or any of its Subsidiaries.

“Nonassignable Assets” shall have the meaning set forth in Section 2.7(b).

“OFAC” shall have the meaning set forth in Section 3.17(b).

“Offer Employee” shall have the meaning set forth in Section 5.7(b).

“Option Consideration” shall have the meaning set forth in Section 5.6(a).

“Order” means any order, writ, injunction, decree, consent decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“ordinary course of business” means in the ordinary course of the operation of the Business, consistent with past practices of the Business.

“Other Transfer Documents” means, other than the Business Transfer Agreements, the General Assignment and Assumption Agreement(s), the China Purchase Agreement and the India Purchase Agreement, collectively, such deeds, bills of sale, asset transfer agreements, demerger deeds or plans, intellectual property transfer agreements, endorsements, assignments, assumptions, leases, subleases, affidavits and other instruments of sale, conveyance, lease, transfer and assignment as may be required by local Law or custom to effect the transfer of the Purchased Assets or the Assumed Liabilities, in each case, in such form as is reasonably satisfactory to the Parties.

“Outside Date” shall have the meaning set forth in Section 7.1(b).

“Party” and “Parties” shall have the respective meanings set forth in the preamble to this Agreement.

“Patent” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Paying Agent” shall have the meaning set forth in Section 5.6(a).

“Permitted Liens” means (i) Liens for Taxes, assessments and other governmental charges not yet due and payable or, if due, being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business, (iii) protective filings related to operating leases with third parties entered into in the ordinary course of business that relate solely to equipment financed pursuant to such operating leases, (iv) with respect to Intellectual Property Rights, non-exclusive licenses granted in the ordinary course of business, (v) in the case of securities and any other equity ownership interests, the restrictions imposed by federal, state and foreign securities laws (vi) any Lien, the existence of which does not materially detract from the value of any of the property, rights or assets included in the Purchased Assets or the Business or materially interfere with the use thereof and (vii) Liens described on Section 1.1(d) of the Disclosure Schedule.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, incorporated organization or other entity.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Proceeding” means any lawsuit, arbitration, audit or other similar proceeding (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before any Governmental Authority.

“Property Taxes” means real property Taxes, personal property Taxes and similar ad valorem Taxes but does not include Transfer Taxes.

“Provider” shall have the meaning set forth in Section 5.5(d).

“Public Official” shall have the meaning set forth in Section 3.17(a).

“Purchase Price” means (a) the Closing Date Payment, plus (b) the sum of all Deferred Payments, plus (c) the sum of all Earnout Amounts.

“Purchased Assets” means, subject to Section 5.16, the following assets, properties, business and rights (in each case, expressly excluding all Excluded Assets) owned by the Company or any of its Subsidiaries, whether tangible or intangible, real, personal or mixed:

(i) the Data Center Products;

(ii) any Assumed Leases and any deposits related thereto;

(iii) subject to Section 2.7(b), all rights under the Transferred Contracts;

(iv) all Transferred Business Technology and Transferred Business Intellectual Property Rights;

(v) all Governmental Authorizations used exclusively in the operation or conduct of the Business (but only to the extent transferable or assignable to Purchaser or a Purchaser Designee without additional cost to the Company or its Subsidiaries (other than nominal administrative filing fees));

(vi) all equipment, machinery, computers and other tangible personal property assets primarily related to or primarily used in the operation or conduct of the Business;

(vii) copies of all personnel records pertaining to any Business Employee to the extent applicable Law requires or permits the transfer of such records;

(viii) all books and records of the Company, its Subsidiaries and the Chinese JV primarily related to or primarily used in the operation or conduct of the Business and commercially reasonably separable from those portions of books and records of the Company, its Subsidiaries and the Chinese JV relating to the Retained Business (except any books and records which constitute an Excluded Asset);

(ix) all Inventory;

(x) all other assets, properties, business and rights (in each case, expressly excluding all Excluded Assets) that are primarily related to or primarily used in the operation or conduct of the Business;

(xi) solely in the event that Purchaser does not provide written notice to Seller that Purchaser does not wish to acquire the Chinese JV pursuant to Section 5.16, the issued and outstanding equity interests of the Chinese JV held by all Asset Sellers (the “Chinese JV Interests”);

(xii) the Transferred SLX Assets; and

(xiii) all rights to the claims, causes of action (including the right to sue, assert claims and seek remedies), rights of recovery (including the right to retain any damages, settlements and other amounts), and rights of set-off, made or asserted against any Person on or after the Closing Date relating to any item listed above, whether arising from actions or conditions occurring prior to, on, or after the Closing Date.

To the extent such Purchased Assets are leased or licensed from a Third Party, the transfer to Purchaser or a Purchaser Designee will be subject to the terms of such lease or license and the inclusion in the Assumed Liabilities of the obligations of the Company and its Subsidiaries under such lease or license to the extent (but only to the extent) related to such Purchased Assets.

“Purchaser” shall have the meaning set forth in the preamble to the Agreement.

“Purchaser Common Stock” means the common stock, $0.001 par value, of Purchaser.

“Purchaser Cure Period” shall have the meaning set forth in Section 7.1(e).

“Purchaser Designee” means any Affiliate of Purchaser designated by Purchaser as a purchaser of one or more of the Purchased Assets.

“Purchaser Indemnified Party” shall have the meaning set forth in Section 8.1(a).

“Purchaser Losses” shall have the meaning set forth in Section 8.1(a).

“Purchaser Material Adverse Effect” means a material adverse effect on the ability of Purchaser to perform in a timely manner its obligations under this Agreement or under any of the other Transaction Documents or to consummate in a timely manner the transactions contemplated hereby or by any of the other Transaction Documents.

“Purchaser Plans” shall have the meaning set forth in Section 5.7(d).

“Purchaser Stock Plan” means Purchaser’s 2013 Equity Incentive Plan, as may be amended from time to time, or any successor thereto.

“Purchaser Portion of the Shared Contract Liabilities” shall have the meaning set forth in Section 5.15(c).

“Receiver” shall have the meaning set forth in Section 5.5(d).

“Representatives” means a given Person’s directors, officers, employees, advisors, agents and other representatives.

“Required Business Financial Statements” shall have the meaning set forth in Section 5.14(a).

“Resolution Period” shall have the meaning set forth in Section 5.11(d).

“Restricted Actions” shall have the meaning set forth in Section 5.1.

“Retained Business” means any business conducted by Seller or its Affiliates (including the Company and its Subsidiaries) other than the Business.

“SEC” means the United States Securities and Exchange Commission.

“Seller” shall have the meaning set forth in the preamble to this Agreement.

“Seller Cure Period” shall have the meaning set forth in Section 7.1(d).

“Seller Indemnified Party” shall have the meaning set forth in Section 8.1(b).

“Seller Losses” shall have the meaning set forth in Section 8.1(b).

“Seller Portion of the Shared Contract Liabilities” shall have the meaning set forth in Section 5.15(c).

“Shared Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound and that (a) is material to the operation or conduct of the Business, and (b) constitutes an Excluded Asset (but does not relate to any billing, order entry, fulfillment, accounting, finance, collections or other ancillary or corporate shared services provided by the Company or its Subsidiaries or other corporate centralized functional organizations within or controlled by the Company or its Subsidiaries).

“Significant Customer” shall have the meaning set forth in Section 3.19(a).

“Significant Supplier” shall have the meaning set forth in Section 3.19(b).

“SLX Operating System” means the Software known, in whole or in part, as the SLX-OS, including all current and former versions or releases of the foregoing, as well as those currently under development.

“Software” means any and all computer programs, operating systems, applications systems, firmware or software code of any nature, which is currently operational, including all object code, Source Code, RTL code, Gerber files, GDSII files, executable code or data files; rules, definitions or methodology derived from any of the foregoing; and any derivations, updates, enhancements and customizations of any of the foregoing, and any related processes, know-how, APIs, user interfaces, command structures, menus, buttons and icons, flow-charts, and related documentation, operating procedures, methods, tools, developers’ kits, utilities, developers’ notes, technical manuals, user manuals and other documentation thereof, including comments and annotations related thereto; whether in machine-readable form, programming language or any other language or symbols and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

“Sold Marks” shall have the meaning set forth in Section 5.12.

“Source Code” means Software in human-readable form, including related programmer comments and annotations, build scripts, test scripts, help text, data and data structures, instructions and other documentation for such computer software code that enables a programmer to understand and modify such Software.

“Standard Software” means generally commercially available, “off-the-shelf” or “shrinkwrapped” Software that is not redistributed with or used in the development or provision of the Data Center Products.

“Standards Body” means any standard setting organization, industry body or other group that is involved in setting, publishing or developing any industry standards.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Subsidiary” or “Subsidiaries” of Purchaser, Seller or any other Person means any corporation, partnership or other legal entity of which Purchaser, Seller or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity; provided that, notwithstanding anything to the contrary in this Agreement, in no event shall the Chinese JV be deemed (i) a Subsidiary of the Company or any of its Subsidiaries or (ii) an Asset Seller hereunder.

“Substitute RSU Award” shall have the meaning set forth in Section 5.6(c).

“Supplemental Shared Contract” shall have the meaning set forth in Section 5.15(a).

“Tax” or “Taxes” means any and all taxes, including any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, real property, personal property, environmental or windfall profit, custom duty, or other tax, governmental fee or other like assessment or charge of similar kind in the nature of a tax, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax.

“Tax Benefit” shall have the meaning set forth in Section 8.3(f).

“Tax Return” means any return, declaration, report, election, disclosure, form, estimated return and information statement relating to Taxes (including schedules or other attachments thereto, amendments thereof, or any related or supporting information) filed or required to be filed with a Governmental Authority.

“Technology” means and includes diagrams, inventions (whether or not patentable), invention disclosures, know-how, methods, network configurations and architectures, proprietary information, protocols, layout rules, schematics, networking design information, semiconductor design information, including bills of material, build instructions, test instructions, test reports, performance data, tooling requirements, procedures, manufacturing processes, packaging and other specifications, verification tools, development tools, technical data, Software, algorithms, subroutines, methods, techniques, URLs, IP cores, net lists, photomasks, domain names, web sites, works of authorship, drawings, graphics, documentation (including lab notebooks, instruction manuals, samples, studies and summaries), databases and data collections, advertising copy, marketing materials, product roadmaps, personnel information, supplier information, customer lists, customer contact and registration information, customer correspondence, customer purchasing histories and any other forms of technology, in each case whether or not embodied in any tangible form and including all tangible embodiments of any of the foregoing.

“Term” shall have the meaning set forth in Section 5.11(a).

“Third Party” means any Person that is not an Affiliate of Purchaser or Seller.

“Trade Secrets” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Trademark” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Transaction Documents” means this Agreement, the General Assignment and Assumption Agreement(s), the China Purchase Agreement, the India Purchase Agreement, the Transition Services Agreement, the Amendment to Software License Agreement, the Intellectual Property Agreement, the Amended & Restated Strategic Collaboration Agreement Amendment, the Business Transfer Agreements, the Other Transfer Documents and any other agreement, document, certificate or instrument to be executed or delivered in connection with the transactions contemplated by this Agreement.

“Transfer Regulations” means the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated March 12, 2001, as amended from time to time, and domestic legislation implementing such directive into the national law of any country in the European Union or any similar legislation in any country outside the European Union, as amended from time to time.

“Transfer Taxes” shall have the meaning set forth in Section 5.8(a).

“Transferred Business Intellectual Property Rights” means (i) the Transferred Patents, (ii) the registered or applied-for Trademarks listed on Annex 2 hereto, (iii) the Internet Properties listed on Annex 3 hereto, (iv) the Copyright registrations listed on Annex 4 hereto ((i) through (iv), collectively, the “Transferred Business Registered IP”), (v) those Trade Secrets, Copyrights, mask work rights, database rights and any Intellectual Property Rights (other than the foregoing categories) incorporated or embodied in the Transferred Business Technology or otherwise primarily related to or primarily used in the operation or conduct of the Business that are owned (or represented to be owned for the purposes of the transactions contemplated by this Agreement by inclusion in the Annexes hereto) by the Company or any of its Subsidiaries as of the Closing Date, and (vi) the right to sue for past, present and future Infringement of any of the foregoing. For clarity, “Transferred Business Intellectual Property Rights” does not include any Intellectual Property Rights in or to the SLX Operating System.

“Transferred Business Registered IP” shall have the meaning set forth in the definition of Transferred Business Intellectual Property Rights.

“Transferred Business Software” means Software (i) that is included in the Data Center Products or otherwise primarily related to or primarily used in the operation or conduct of the Business, and (ii) in which the Company or any of its Subsidiaries owns (or represents to own for purposes of the transactions contemplated by this Agreement by inclusion in the Annexes hereto) the Copyright as of the Closing Date. For clarity, “Transferred Business Software” does not include the SLX Operating System.

“Transferred Business Technology” means any Technology that is owned (or represented to be owned for purposes of the transactions contemplated by this Agreement by inclusion in the Annexes hereto) by the Company or any of its Subsidiaries as of the Closing Date and that is included in the Data Center Products or is otherwise primarily related to or primarily used in the operation or conduct of the Business. For clarity, the “Transferred Business Technology” includes the Transferred Business Software.

“Transferred Contracts” means (i) those Contracts of the Company or any of its Subsidiaries set forth on Section 1.1(f) of the Disclosure Schedule, (ii) all Company Material Contracts, (iii) all Assumed Leases and (iv) all other Contracts to which the Company or any of its Subsidiaries is a party that are primarily related to the Business or the Purchased Assets; provided that the definition of Transferred Contracts shall not include those Contracts constituting Excluded Assets.

“Transferred Employee” shall have the meaning set forth in Section 5.7(b).

“Transferred Patents” means (a) the Patents listed on Annex 1 to this Agreement, (b) any continuations, divisionals, continuations-in-part (to the extent entitled to claim priority from any of the Patents described in (a) above), (c) provisionals, reissues, reexaminations, substitutions, renewals, foreign equivalents and extensions of any of the Patents described in (a) or (b) above, and (d) any Patents issuing on any of the foregoing.

“Transferred SLX Assets” shall mean the assets set forth on Section 1.1(g) of the Disclosure Schedule.

“Transition Services Agreement” means that certain transition services agreement in the form attached hereto as Exhibit C.

“Ultimate Parent” shall have the meaning set forth in the recitals to this Agreement.

“Ultimate Parent Option” means any option to purchase Ultimate Parent Ordinary Shares held by a Transferred Employee which was granted pursuant to a Company Stock Plan and assumed by Ultimate Parent, set forth on Section 1.1(b) of the Disclosure Schedule (which such schedule as of the date hereof shall include the number of unvested options to purchase Company Common Stock and shall be updated by Seller no later than two Business Days prior to Closing to reflect Ultimate Parent Ordinary Shares and adjustments made to the terms thereof in connection with Ultimate Parent’s assumption).

“Ultimate Parent Ordinary Shares” means the ordinary shares in the capital of Ultimate Parent.

“Ultimate Parent RSU Award” means any award of restricted share units with respect to Ultimate Parent Ordinary Shares held by a Transferred Employee which was granted pursuant to a Company Stock Plan and assumed by Ultimate Parent, set forth on Section 1.1(b) of the Disclosure Schedule (which such schedule as of the date hereof shall include the number of unvested restricted stock units with respect to Company Common Stock and shall be updated by Seller no later than two Business Days prior to Closing to reflect Ultimate Parent Ordinary Shares and adjustments made to the terms thereof in connection with Ultimate Parent’s assumption).

“WARN Act” shall have the meaning set forth in Section 5.7(q).

“Willful Breach” means a willful, intentional and material breach of this Agreement by a Party having knowledge that the action taken or not taken constitutes a breach of this Agreement.

1.2 Rules of Construction.

(a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified.

(c) All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(f) The use of the word “or” shall not be exclusive.

(g) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.

(h) Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence.

(i) The Parties agree that any reference in a particular Section of the Disclosure Schedule shall only be deemed to be an exception to or, as applicable, a disclosure for purposes of, (i) the representations and warranties of Seller that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of Seller that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent on its face to an individual who has read that reference and such representations and warranties.

ARTICLE II

PURCHASE, SALE AND ASSUMPTION

2.1 Purchase and Sale and Assumption.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall cause each Asset Seller to sell, assign, transfer, convey and deliver to Purchaser or one or more Purchaser Designees, and Purchaser or one or more Purchaser Designees shall purchase, acquire and accept from each Asset Seller all of such Asset Seller’s right, title and interest in and to the Purchased Assets owned, leased, licensed or possessed by such Asset Seller, free and clear of all Liens other than Permitted Liens.

(b) As consideration for the transactions contemplated hereby, Purchaser shall, or shall cause one or more Purchaser Designees to, (i) pay to Seller (and/or one or more of its Subsidiaries or Affiliates designated by Seller) the Closing Date Payment on the Closing Date and the Deferred Payments pursuant to Section 2.2 below, and (ii) accept and assume from the Asset Sellers, and thereafter pay, perform and discharge when due, the Assumed Liabilities.

2.2 Deferred Payments. In addition to the Closing Date Payment, Purchaser shall pay or cause to be paid to Seller (and/or one or more of its Subsidiaries or Affiliates designated by Seller) an amount in cash equal to $1,000,000 (each such payment a “Deferred Payment” and collectively, the “Deferred Payments”) within ten calendar days following the end of each of the next full 20 fiscal quarters of Purchaser following the Closing Date (i.e., 20 payments of $1,000,000 each), in each case by wire transfer of immediately available funds to a bank account or accounts designated in writing by Seller. For the avoidance of doubt, Purchaser shall have an absolute and unconditional obligation to make each Deferred Payment by the applicable payment deadline; provided that, Purchaser may prepay any Deferred Payment, in whole or in part, at any time without any prepayment penalty or other charge. If Purchaser fails to timely pay any amount due pursuant to this Section 2.2, Purchaser shall pay Seller interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

2.3 Earnout Payments.

(a) Upon the terms and subject to the condition of this Section 2.3, subject to Section 5.7(i), for each full fiscal quarter of Purchaser (each, an “Earnout Period”) during the five-year period commencing at the end of the first full fiscal quarter of Purchaser following the Closing Date and ending on the five-year anniversary of such date, Purchaser shall pay or cause to be paid to Seller (and/or one or more of its Subsidiaries or Affiliates designated by Seller) the Earnout Amount for such Earnout Period as additional consideration for the Purchased Assets and the Business. The Earnout Amount, if any, due to Seller for each Earnout Period shall be paid by Purchaser (or one of its Affiliates) by wire transfer of immediately available funds to an account designated by Seller no later than 60 calendar days following the final day of such Earnout Period.

(b) Within 90 days after the end of each fiscal year during which there is an Earnout Period, Purchaser shall prepare and deliver to Seller a reasonably detailed statement (each, an “Earnout Statement”) setting forth a calculation of the Earnout Amounts for such calendar year together with reasonable supporting information. Seller may dispute the calculation of such Earnout Amounts by providing written notice (a “Dispute Notice”) to Purchaser within 30 days of Purchaser’s delivery of the Earnout Statement to Seller. The Dispute Notice shall identify each disputed item, specify the amount of such dispute and set forth in reasonable detail the basis for such dispute. Purchaser shall, and shall cause its Affiliates and Representatives to, provide Seller and its Representatives with reasonable access, information and assistance as may be reasonably requested by Seller in connection with its review of the Earnout Statement. In the event of any such disputes, Purchaser and Seller shall attempt, in good faith, to reconcile their differences (including providing information that is reasonably requested to the other party), and any resolution by them as to any disputed items shall be final, binding and conclusive on the Parties and shall be evidenced by a writing signed by Purchaser and Seller reflecting such resolution. If Purchaser and Seller are unable to reach such resolution within 30 days after Seller’s delivery of the Dispute Notice to Purchaser, then Purchaser and Seller shall promptly submit any remaining disputed items for final binding resolution to the Designated Accounting Firm. If any remaining disputed items are submitted to the Designated Accounting Firm for resolution, (i) each Party will furnish to the Designated Accounting Firm such workpapers and other documents and information relating to the remaining disputed items as the Designated Accounting Firm may request and are available to such Party, and each Party will be afforded the opportunity to present to the Designated Accounting Firm any material relating to the disputed items and to discuss the resolution of the disputed items with the Designated Accounting Firm; (ii) each Party will use its good faith commercially reasonable efforts to cooperate with the resolution process so that the disputed items can be resolved within 45 days of submission of the disputed items to the Designated Accounting Firm; (iii) the determination by the Designated Accounting Firm, as set forth in a written notice to Purchaser and Seller, shall be final, binding and conclusive on the Parties; and (iv) the fees and expenses of the Designated Accounting Firm shall be borne by Seller and Purchaser in inverse proportion as they may prevail on the matters resolved by the Designated Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Designated Accounting Firm at the time the determination is rendered on the merits of the matters submitted to the Designated Accounting Firm, and all other costs and expenses shall be paid by the respective Party incurring such expense. Nothing herein shall be construed to authorize or permit the Designated Accounting Firm to resolve any item in dispute by making an adjustment to the Earnout Statement that is outside of the range for such item defined by the Earnout Statement and the Dispute Notice. In calculating the Earnout Amounts, the Designated Accounting Firm shall be limited to addressing any particular disputes referred to in the Dispute Notice.

(c) The Earnout Statement shall be deemed to be final, binding and conclusive on Purchaser and Seller upon the earliest of (i) the failure of Seller to deliver to Purchaser the Dispute Notice within 30 days of Purchaser’s delivery of the Earnout Statement to Seller; (ii) the resolution of all disputes by Purchaser and Seller, documented in a writing executed by the Parties; and (iii) the resolution of all disputes by the Designated Accounting Firm in accordance with Section 2.3(b).

(d) In the event that the Earnout Amounts reflected in any Earnout Statement exceed the amounts paid to Seller pursuant to Section 2.3(a) in respect of each Earnout Period within the applicable calendar year to which such Earnout Statement relates, Purchaser (or one of its Affiliates) shall pay Seller the amount of such excess by wire transfer of immediately available funds to an account designated by Seller no later than 60 calendar days following determination that the applicable Earnout Statement is final, in accordance with Section 2.3(c). The Parties intend that the payment of Earnout Amounts shall be treated for applicable income tax purposes as additional purchase price paid for the Purchased Assets and the Business, except as required by Section 483 of the Code and the Treasury Regulations issued thereunder, and shall prepare all Tax Returns consistently with the foregoing unless otherwise required by Law.

(e) The Parties understand and agree that (i) any sale event (including stock purchase, asset purchase, merger, combination, exclusive license or other change of control, whether direct or indirect, whether by operation of law or otherwise) involving Purchaser or its Affiliates after the Effective Time shall (A) not relieve Purchaser of its obligations under this Section 2.3, and (B) require, as a condition precedent to such sale event, that the acquiror or surviving corporation, as the case may be, assume (whether expressly or by operation of law) this Agreement as part of the sale event and be liable for the payment of all amounts under this Section 2.3, and (ii) except as provided in Section 2.10 with respect to any applicable withholding Tax, that all Earnout Amounts payable hereunder shall be made without any deduction, abatement, set-off or counterclaim whatsoever, regardless of any indemnification obligations of Seller pursuant to Article VIII.

(f) During each applicable Earnout Period, Purchaser hereby covenants and agrees to, and to cause its Affiliates not to, act in bad faith with respect to attaining any Business Profit for the purpose of reducing the Earnout Amount for such Earnout Period.

2.4 Closing Date. Unless this Agreement shall have been terminated pursuant to Article VII, the consummation of the transactions contemplated by Section 2.1 (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025 at 10:00 a.m., local time, and in such other places as are necessary to effect the transactions to be consummated at the Closing, on the third Business Day immediately following the satisfaction or, to the extent permitted, waiver of all of the conditions in Article VI (other than those conditions which by their nature are to be satisfied or, to the extent permitted, waived at the Closing but subject to the satisfaction or, to the extent permitted, waiver of such conditions), or at such other time, date and place as shall be determined by mutual agreement of the Parties (such date of the Closing being herein referred to as the “Closing Date”); provided, however, that notwithstanding the foregoing, in no event shall the Closing Date be earlier than July 1, 2017. The effective time of the Closing for operational and all other matters (the “Effective Time”) shall be deemed to be 12:01 a.m., local time in each jurisdiction in which the Purchased Assets are located, on the Closing Date.

2.5 Purchaser Obligations. At the Closing, (i) Purchaser shall or shall cause its Purchaser Designees to deliver to the Company (and/or such other Subsidiaries or Affiliates designated by Seller) in a manner designated by Seller and consistent with the Closing Date Allocation an aggregate amount in cash equal to the Closing Date Payment by wire transfer of immediately available funds to an account or accounts designated by Seller’s written instructions to Purchaser and (ii) Purchaser shall, and shall cause the applicable Purchaser Designee to, duly execute and deliver to Seller or the applicable Asset Sellers the following:

(a) the General Assignment and Assumption Agreement(s) that require a signature by Purchaser or a Purchaser Designee;

(b) the Business Transfer Agreements and the Other Transfer Documents that require a signature by Purchaser or a Purchaser Designee;

(c) the China Purchase Agreement;

(d) the India Purchase Agreement;

(e) the Transition Services Agreement;

(f) the Amended & Restated Strategic Collaboration Agreement;

(g) the Intellectual Property Agreement;

(h) the Amendment to Software License Agreement; and

(i) such other documents and instruments as Seller may reasonably request to consummate the transactions described in Section 2.1.

2.6 Seller Obligations. At the Closing, Seller shall cause the Company, Broadcom and the applicable Asset Sellers, as applicable, to duly execute and deliver to Purchaser or the relevant Purchaser Designees, the following:

(a) the General Assignment and Assumption Agreement(s) that require a signature by an Asset Seller;

(b) the Business Transfer Agreements and the Other Transfer Documents that require a signature by an Asset Seller;

(c) the China Purchase Agreement;

(d) the India Purchase Agreement;

(e) the Transition Services Agreement;

(f) the Amended & Restated Strategic Collaboration Agreement;

(g) the Intellectual Property Agreement;

(h) the Amendment to Software License Agreement;

(i) a certificate from Seller (as the owner of a disregarded entity that has legal title to a U.S. real property interest under local law at the time of Closing) under Treasury Regulations Section 1.1445-2 certifying Seller’s non-foreign status, provided that Purchaser’s sole right if Seller fails to provide such certificate shall be to make an appropriate withholding to the extent required by Section 1445 of the Code;

(j) evidence reasonably satisfactory to Purchaser that any Liens (other than Permitted Liens) affecting the Purchased Assets have been released;

(k) subject to Section 5.16, certificates evidencing the Chinese JV Interests, to the extent such Chinese JV Interests are in certificate form, duly endorsed in blank or with stock powers duly executed in proper form for transfer, and, to the extent such Chinese JV Interests are not in certificated form, other evidence of ownership or assignment in form and substance reasonably satisfactory to Purchaser; and

(l) such other documents and instruments as Purchaser may reasonably request to consummate the transactions described in Section 2.1.

2.7 Further Assurances; Consent of Third Parties.

(a) From time to time following the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases, acquittances and other instruments, and shall take such further actions, as may be necessary or appropriate to transfer fully to, and vest in, Purchaser and the Purchaser Designees and their successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Purchaser or a Purchaser Designee under this Agreement and the Transaction Documents and to assure fully to the Asset Sellers, the assumption of the liabilities and obligations intended to be assumed by Purchaser or a Purchaser Designee under this Agreement and the Transaction Documents, and to otherwise make effective the transactions contemplated hereby and thereby (including (i) transferring back to the applicable Asset Seller any asset or liability not contemplated by this Agreement to be a Purchased Asset or an Assumed Liability, respectively, if and to the extent that any such asset or liability was erroneously or inadvertently transferred to

Purchaser or a Purchaser Designee at the Closing, and (ii) transferring to Purchaser or a Purchaser Designee any asset or liability contemplated by this Agreement to be a Purchased Asset or an Assumed Liability, respectively, which was erroneously or inadvertently not transferred to Purchaser or a Purchaser Designee at the Closing).

(b) Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to transfer or assign any Purchased Asset, including any Assumed Lease, Transferred Contract, certificate, approval, authorization or other right that by its terms or by Law is nonassignable or cannot be entered into without the consent of a Third Party or a Governmental Authority or is cancelable by a Third Party in the event of an assignment (“Nonassignable Assets”) unless and until (i) such consents shall have been obtained or (ii) Purchaser or a Purchaser Designee notifies Seller that any such Purchased Asset should be transferred or assigned notwithstanding the absence of a requisite Third Party consent or Governmental Authority consent or the right of a Third Party to cancel such Nonassignable Asset in the event of a transfer or assignment hereunder, in which event such Purchased Asset shall not be a Nonassignable Asset for purposes of this Agreement and shall instead be transferred and assigned hereunder notwithstanding the absence of such Third Party consent or Governmental Authority consent or any right of a Third Party to cancel such Purchased Asset. To the extent permitted by applicable Law, in the event any requisite consent cannot be or is not for any reason obtained prior to the Closing, from and after the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to develop a mutually agreeable arrangement (including by way of amendment or addition of services to the Transition Services Agreement) under which (i) Purchaser or a Purchaser Designee would obtain the benefits and assume the obligations under such Nonassignable Assets in accordance with this Agreement, including by sub-contracting, sub-licensing, or sub-leasing to Purchaser or a Purchaser Designee or (ii) such Nonassignable Assets would be held, as of and from the Closing Date, by Seller or its applicable Subsidiary in trust for Purchaser or a Purchaser Designee and the covenants and obligations thereunder would be performed by Purchaser or a Purchaser Designee in Seller’s or such Subsidiary’s name and all benefits, obligations and liabilities existing thereunder would be for Purchaser’s or a Purchaser Designee’s account. If after the Closing Date any Nonassignable Asset becomes assignable (either because consent for the assignment or execution thereof is obtained or otherwise), Seller shall promptly notify Purchaser and reasonably cooperate to assign or transfer such previously Nonassignable Asset to Purchaser or the applicable Purchaser Designee without payment of any further consideration therefor.

(c) Purchaser and Seller shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to obtain, or to cause to be obtained, any consent, substitution, approval, or amendment required to transfer all rights and obligations under any and all Transferred Contracts, Governmental Authorizations, certificates, approvals, authorizations or other rights or obligations or liabilities that constitute Purchased Assets or Assumed Liabilities or that are required to perform the obligations under the Transaction Documents.

(d) From and after the Closing Date, Seller on behalf of itself and its Subsidiaries authorizes Purchaser and the Purchaser Designees, as applicable, to the extent permitted by applicable Law and the terms of the Nonassignable Assets, at Purchaser’s sole cost and expense, to perform all the obligations and receive all the benefits of Seller or its Subsidiaries under the Nonassignable Assets.

2.8 Purchaser Designees; Business Transfer Agreements.

(a) The Parties agree that Purchaser may assign the right to purchase certain Purchased Assets to one or more Purchaser Designees. Notwithstanding any such assignment, Purchaser shall remain liable for, and any assignment or execution of any Transaction Document shall not relieve Purchaser of, its obligations hereunder or thereunder. Any reference to Purchaser in this Agreement shall to the extent applicable also be deemed a reference to the applicable Purchaser Designee, except where in context of this Agreement such use would not be appropriate.

(b) The transactions relating to the purchase and sale of the Purchased Assets located in China (the “China Purchased Assets”) and India (the “India Purchased Assets”) will be concluded under a separate China Purchase Agreement and India Purchase Agreement between the applicable Asset Seller and the applicable Purchaser Designee. All consideration with regard to the China Purchased Assets and the India Purchased Assets will be paid in China and India as a domestic transaction. No consideration in relation to the purchase and sale of the China Purchased Assets and the India Purchased Assets will be paid by the applicable Purchaser Designee to Asset Seller outside of China and India, as applicable.

(c) Except for the Purchased Assets and Assumed Liabilities of Asset Sellers formed or incorporated in the United States or as otherwise provided in Section 2.8(b) or this Section 2.8(c), the transfer of the Purchased Assets and Assumed Liabilities will be effected at the Closing pursuant to short-form business and asset transfer agreements entered into between the applicable Asset Seller, on the one hand, and Purchaser or the applicable Purchaser Designee, on the other hand, each in substantially the form attached as Exhibit D with such modifications as are necessary in order to maintain substantially the same legal meaning and effect under local Law as provided in this Agreement and agreed upon by the Parties (the “Business Transfer Agreements”), provided that if such Purchased Assets or Assumed Liabilities of any such Asset Seller are of a type or nature that are not transferable under local Law or custom pursuant to a Business Transfer Agreement, or if a Business Transfer Agreement is not sufficient under local Law or custom to transfer to Purchaser or a Purchaser Designee such applicable Purchased Assets and Assumed Liabilities, the transfer of such Purchased Assets and Assumed Liabilities shall be effected or further substantiated, as applicable, pursuant to the Other Transfer Documents. The transfer of the Purchased Assets and Assumed Liabilities of the Asset Sellers formed or incorporated in the United States will be effected pursuant to an assignment, assumption and bill of sale in substantially the form attached as Exhibit D (the “General Assignment and Assumption Agreement”).

(d) Notwithstanding anything to the contrary in any China Purchase Agreement, India Purchase Agreement, Business Transfer Agreement or Other Transfer Document, any consideration paid by Purchaser or any of its Affiliates to any Asset Seller pursuant to such agreements or documents shall be deemed for all purposes to comprise part of, and not be in addition to, the Purchase Price payable hereunder.

2.9 Allocation of Purchase Price. The initial allocation of the Closing Date Payment and the Deferred Payments (the “Closing Date Allocation”) among the Purchased Assets being sold by each particular Asset Seller shall be prepared jointly by Seller and Purchaser prior to the Closing Date. Seller and Purchaser agree to cooperate with each other in the preparation of, and to negotiate in good faith to resolve any dispute with respect to, the Closing Date Allocation; provided, however, that in the event that Seller and Purchaser cannot reach agreement with respect to the Closing Date Allocation within 30 days prior to the Closing Date, the Designated Accounting Firm with recognized valuation expertise mutually agreed upon by Purchaser and Seller shall prepare the Closing Date Allocation. The costs related to having the Designated Accounting Firm prepare the Closing Date Allocation shall be borne equally by Purchaser and Seller. Not later than 90 days after the Closing Date, Purchaser shall prepare and deliver to Seller an allocation of all amounts treated as purchase price for applicable income tax purposes among the Purchased Assets consistent with applicable Law (the “Asset Level Allocation Statement”). The Asset Level Allocation Statement shall be consistent with the Closing Date Allocation, but shall also contain a methodology for allocation of any Earnout Amounts among the Purchased Assets. Seller and Purchaser shall work in good faith to resolve any disputes relating to the Asset Level Allocation Statement. If Seller and Purchaser are unable to resolve any such dispute, the matters in dispute (but only the matters in dispute) shall be resolved promptly by the Designated Accounting Firm as shall be mutually agreed upon by the Parties, the costs of which shall be borne equally by Purchaser and Seller. The Parties agree that they will not, and will not permit any of their respective Affiliates to, take a position (except as required pursuant to any Order of, or to settle a dispute with, a Governmental Authority) on any Tax Return or in any audit or examination before any Governmental Authority that is inconsistent with the final Asset Level Allocation Statement (the final Asset Level Allocation Statement being referred to herein as the “Allocation”); provided, however, that nothing in this Section 2.9 shall prevent the Parties or their respective Affiliates from settling, or require any of them to litigate, any challenge, proposed deficiency, adjustment or other similar Proceeding by any Governmental Authority with respect to the Allocation. Each of Purchaser and Seller shall promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audits, assessments or other proceedings challenging the Allocation. If the Closing Date Payment is adjusted pursuant to the terms of this Agreement, the Allocation shall be adjusted in a manner consistent with the procedures set forth in this Section 2.9.

2.10 Withholding.

(a) Purchaser, Seller and any of their respective Affiliates shall be entitled to deduct and withhold, or cause to be deducted and withheld, from amounts otherwise payable pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such amounts under the Code, or any applicable provisions of state, local or non-U.S. Law. Each Party shall provide commercially reasonable notice to the other Party upon becoming aware of any such withholding obligation and shall cooperate with such other Party to the extent reasonable to obtain reduction of or relief from such withholding or deduction. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Party making any such deduction or withholding shall furnish to the other Party official receipts (or copies thereof or, if official receipts are not available, other documentation reasonably satisfactory to the Party in respect of which such deduction or withholding was made) evidencing the payment of any such amounts. Any refunds of amounts withheld or deducted under this Section 2.10 shall be for the account of the Party in respect of which such deduction or withholding was made, net of any costs attributable to the recovery thereof. If Purchaser assigns its rights under Section 2.8 in a manner that results in any additional withholding or deduction from any payment of the Purchase Price, which would not have resulted absent such assignment (an “Incremental Withholding”), the Purchase Price shall be increased in an amount necessary so that after such Incremental Withholding has been made (including such withholdings and deductions applicable to additional sums under this Section 2.10) the recipient receives an amount equal to the Purchase Price it would have received had no such Incremental Withholding been made.

(b) Seller and Purchaser acknowledge and agree that (i) Seller will be responsible for and will perform (A) all required Tax withholding, payment and reporting duties with respect to any wages and other compensation paid by Seller or its Subsidiaries to any Business Employee in connection with the operation or conduct of the Business for any Pre-Closing Tax Period, (B) any Tax withholding, payment and reporting related to payments made by Seller or its Subsidiaries to any Transferred Employee under a Benefit Plan of Seller or its Subsidiaries with respect to any Post-Closing Tax Period and (C) any Tax withholding, payment and reporting related to any change-of-control, retention, severance, vacation or paid time off or similar payment that is made by Seller and triggered in whole or in part by the transactions contemplated by the Merger Agreement or this Agreement, and (ii) Purchaser will be responsible for and will perform all required Tax withholding, payment and reporting duties with respect to (A) any wages and other compensation paid by Purchaser or a Purchaser Designee to any Transferred Employee and (B) any payments made or benefits provided by Purchaser to any Transferred Employee. Purchaser and Seller agree to use the standard procedure set forth in Rev. Proc. 2004-53 with respect to each Transferred Employee who is subject to taxation in the United States. For the avoidance of doubt, nothing in this paragraph is intended to modify or adjust the substantive liability of Purchaser and Seller under this Agreement with respect to the Taxes described in this paragraph.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser, except (i) as set forth in the Disclosure Schedule or (ii) as disclosed in the Company SEC Documents (but excluding any disclosures contained under the headings “Risk Factors,” and “Critical Accounting Policies and Estimates,” any disclosure of risks included in any “forward-looking statements” disclaimer and any other disclosures contained or referenced therein that are general, cautionary, predictive or forward-looking in nature), but only to the extent such Company SEC Documents are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System and such disclosure is reasonably apparent from a reading of such Company SEC Documents that such disclosure relates to such Section of Article III below, as follows:

3.1 Corporate Existence. Seller and each Asset Seller is a corporation or other entity duly incorporated, organized or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation.

3.2 Corporate Authority. This Agreement and the other Transaction Documents to which Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by Seller by all requisite corporate action, and no other proceedings on the part of Seller are necessary for Seller to authorize the execution or delivery of this Agreement or any of the other Transaction Documents or to perform any of its obligations hereunder or thereunder. Seller has full corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. This Agreement has been duly executed and delivered by Seller, and the other Transaction Documents will, at the Closing, be duly executed and delivered by Seller or its Subsidiaries, as applicable. The Parties agree that Seller may cause the Asset Sellers to execute and deliver certain of the Transaction Documents as necessary to consummate the transactions contemplated hereby. This Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, valid and legally binding obligations of Seller or its Subsidiaries, as applicable, enforceable against Seller or such Subsidiary in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law) (collectively, the “Enforceability Exceptions”).

3.3 Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller and the Asset Sellers of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and any Competition Laws listed in Section 3.3 of the Disclosure Schedule, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws and (c) any actions or filings the absence of which would not impair the ability of Seller or any Asset Seller to consummate the transactions contemplated by this Agreement or reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

3.4 Non-contravention. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby by Seller and its applicable Subsidiaries do not and will not (a) assuming the authorizations, consents and approvals referred to in clauses (a) and (b) of Section 3.3 are obtained, (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Seller or any of the Asset Sellers, (ii) contravene, conflict with or result in a violation or breach of any provision of any Law or Order or (iii) require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Business is entitled under, any provision of any Company Material Contract or any franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the Purchased Assets or the Business or (b) result in the creation or imposition of any Lien, other than any Permitted Lien, on any Purchased Asset, except, in the case of clauses (a)(ii), (a)(iii) and (b), which have not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.5 Purchased Assets.

(a) The Company or its Subsidiaries have, or at the Closing will have, and Purchaser or the Purchaser Designees will at the Closing acquire, good and valid title to, or a valid leasehold interest in, or a valid license to use the Purchased Assets, free and clear of all Liens, except Permitted Liens.

(b) The equipment included in the Purchased Assets that is material to the operation of the Business as currently conducted taken as a whole is in operating condition and repair (normal wear and tear excepted) and in all material respects is suitable for the purposes for which they are currently used, but are otherwise transferred as a “where-is” and, as to condition, “as-is” basis.

(c) The Purchased Assets, together with the Licensed Business Intellectual Property and the other rights, licenses, services and benefits to be provided to Purchaser or the Purchaser Designees pursuant to this Agreement and the other Transaction Documents, constitute all of the assets, properties and rights owned, leased or licensed by the Company and its Subsidiaries used to conduct the Business in all material respects as currently conducted and will enable Purchaser and the Purchaser Designees to operate the Business immediately after the Closing in substantially the same manner as it is currently operated other than the effect thereon of (i) the Excluded Assets, (ii) any Contracts or other assets or rights that pursuant to Section 2.7 are not transferred to Purchaser or a Purchaser Designee, (iii) Shared Contracts that are covered pursuant to Section 5.15(a) hereof, (iv) any Business Employee who does not commence employment with Purchaser or one of its Subsidiaries immediately after the Closing Date, and (v) as provided in Section 3.5 of the Disclosure Schedule. Section 3.5(c) of the Disclosure Schedule lists each Shared Contract with respect to which the Company has Knowledge as of the date hereof (which list shall be updated as contemplated by Section 5.15(a)). Nothing in this Section 3.5(c) shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of working capital, including cash and cash equivalents, of the Business as of the Closing or the availability of the same.

3.6 Financial Statements. Section 3.6 of the Disclosure Schedule sets forth an unaudited statement of revenues for the Business for the fiscal year ended October 29, 2016. The statement of revenues is derived from and has been prepared in accordance with the books and records of the Company and its Subsidiaries, consistent with GAAP (except for the omission of footnotes and normal year-end adjustments and any potential adjustments relating to taxes and tax adjustments) and presents fairly in all material respects the revenues of the Business for such period.

3.7 Absence of Certain Changes.

(a) From October 29, 2016 through the date of this Agreement, (i) the Business has been conducted by the Company and its Subsidiaries in the ordinary course of business in all material respects, and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Purchaser’s consent, would require consent pursuant to Section 5.1.

(b) Since October 29, 2016 through the date of this Agreement, there has not been any effect, change, condition, fact, development, occurrence or event that has had or will have, individually or in the aggregate, a Company Material Adverse Effect.

3.8 Compliance with Laws and Court Orders; Governmental Authorization.

(a) Except for matters that have not had, and will not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries is, and since January 1, 2014 has been, in compliance with all applicable Laws and Orders, and to the knowledge of the Company, is not under investigation by any Governmental Authority with respect to any Law or Order which relates to the Purchased Assets or the Business. There is no Order of any Governmental Authority outstanding against the Company or any of its Subsidiaries that is material to the Business.

(b) Except as would not reasonably be expected to result in a material liability to the Purchaser, the Company and each of its Subsidiaries has all material Governmental Authorizations necessary for the ownership and operation of the Business as presently conducted, and each such Governmental Authorization is in full force and effect. Except as would not reasonably be expected to result in a material liability to the Purchaser, the Company and each of its Subsidiaries is and since January 1, 2014, has been in compliance in all material respects with the terms of such Governmental Authorizations. Since January 1, 2015, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

3.9 Litigation. Except as set forth in Section 3.9 of the Disclosure Schedule and any pending or threatened Proceeding that seeks less than $1,000,000 in damages and does not seek injunctive or other similar relief, there is no Proceeding or, to the knowledge of the Company, investigation, pending against, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries before (or, in the case of threatened Proceedings or investigations, that would be before) or by any Governmental Authority with subject matter related to the Business or any Purchased Asset.

3.10 Properties.

(a) Section 3.10(a) of the Disclosure Schedule lists all Assumed Leases. The Company or one of its Subsidiaries has a valid and subsisting leasehold interest in all Assumed Leases leased by it, in each case free and clear of all Liens, other than Permitted Liens. To the knowledge of the Company, no lessee has received written notice from a

Governmental Authority of a material violation of any material ordinances, regulations or building, zoning or other similar laws with respect to the real property that is the subject of an Assumed Lease that is material to the conduct of the Business as currently conducted. None of the Assumed Leases is subject to a sublease nor has any Person been granted the right to use or occupy any real property that is the subject of an Assumed Lease. Neither the Company nor any of its Subsidiaries owns any real property that is used in the operation of the Business.

(b) As of the date of this Agreement, there are no pending, or to the knowledge of Seller, threatened, condemnation or similar proceedings against the Company or any of its Subsidiaries relating to the Assumed Leases and none of the Company or any of its Subsidiaries have received any written notice of the same.

3.11 Intellectual Property.

(a) Annex 1 through Annex 4 of this Agreement accurately identify as of February 1, 2017, (i) each item of Transferred Business Registered IP, (ii) the jurisdiction in which such item of Transferred Business Registered IP has been registered or filed and the applicable application, registration or serial or other similar identification number, (iii) any other Person that has an ownership interest in such item of Transferred Business Registered IP and the nature of such ownership interest and (iv) all material unregistered Trademarks used in connection with the Business.

(b) Neither the Company nor any of its Subsidiaries has (i) transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any material Transferred Business Intellectual Property Rights to any Person or (ii) transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any material Transferred Business Technology in which the Company or its Subsidiaries owns or purports to own the underlying Intellectual Property Rights to any other Person, other than the Transferred Business Technology that the Company or its Subsidiaries have sold, distributed or licensed, in the form of Data Center Products, or transferred, distributed, or licensed in the form of copies of such Transferred Business Technology, in each case, in the ordinary course of business.

(c) The Company and its Subsidiaries exclusively own all right, title and interest to and in the material Transferred Business Intellectual Property Rights and Transferred Business Technology free and clear of any Liens (other than Permitted Liens). The Company and its Subsidiaries have a policy requiring each Person who is or was an employee, officer, director, consultant or contractor of the Company or one of its Subsidiaries and who is or was involved in the creation or development of any material Transferred Business Intellectual Property Rights or Transferred Business Technology to sign an agreement containing (i) an assignment to the Company or its Subsidiaries, as applicable, of all Intellectual Property Rights in such Person’s contribution to the Transferred Business Intellectual Property Rights and Transferred Business Technology and (ii) non-disclosure obligations for the protection of Trade Secrets of the Company and its Subsidiaries.

(d) To the Knowledge of the Company, the material Transferred Business Intellectual Property Rights are valid, subsisting, and enforceable. To the Knowledge of the Company, the Company and its Subsidiaries have made all filings and payments and taken all other actions required to be made or taken to maintain each item of material Transferred Business Registered IP in full force and effect by the applicable deadline and otherwise in accordance with all applicable Laws. No application for any material Transferred Business Registered IP that has been filed by or on behalf of any of the Company or its Subsidiaries at any time since January 1, 2014 through the date hereof has been abandoned or allowed to lapse.

(e) The Company and its Subsidiaries own or otherwise have the right to use all Technology and Intellectual Property Rights which are material to the conduct of the Business as currently conducted, taken as a whole, and are used in, held for use in, or necessary for the conduct the Business as currently conducted; provided that the foregoing is not a representation or warranty of non-infringement, which representation and warranty is solely as set forth in Section 3.11(f).

(f) To the Knowledge of the Company, the (i) material Data Center Products (including the SLX Operating System used in the Data Center Products) currently offered for sale and (ii) conduct of the Business as currently conducted (A) have not Infringed and do not Infringe or disclose without authorization, any Intellectual Property Rights of any other Person, or (B) do not constitute unfair competition or trade practices under the Laws of any relevant jurisdiction. To the Knowledge of the Company, no material claims of Infringement or similar claim involving Intellectual Property Rights of another Person or related Proceeding or investigation which is material to the Business is pending or threatened against the Company or its Subsidiaries or against any Person who would be entitled to be indemnified or reimbursed by the Company or its Subsidiaries with respect to such claim, Proceeding or investigation. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has, from January 1, 2014 through the date hereof, received any notice alleging Infringement of any Intellectual Property Right of another Person that the Company has reason to believe is, individually or in the aggregate, material to the Business.

(g) The Company and its Subsidiaries take commercially reasonable measures to protect, safeguard and maintain the confidentiality of, and otherwise protect and enforce their rights in all material proprietary information which is owned by the Company or its Subsidiaries, and which the Company and its Subsidiaries hold as a Trade Secret.

(h) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, none of the Transferred Business Software (or Third Party Software incorporated in Data Center Products) contains any bug, defect or error that materially and adversely affects the use, functionality or performance of such Software or any product or system containing or used in conjunction with such Software. To the Knowledge of the Company, no material Transferred Business Software or material Third Party Software incorporated in Data Center Products contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (ii) compromising the privacy or data security of user data or damaging or destroying any data or file without the user’s consent

(collectively, “Malicious Code”). The Company and its Subsidiaries implement commercially reasonable measures designed to prevent the introduction of Malicious Code into material Transferred Business Software, including firewall protections and regular virus scans consistent with industry practice.

(i) To the Knowledge of the Company, no material Source Code for any Transferred Business Software embodied in any Data Center Product has been delivered, licensed, or made available to any escrow agent or any other Person who is not either a current or former employee of the Company or its Subsidiaries, or a Person to whom the Company or its Subsidiaries has disclosed any such Source Code in the ordinary course of business pursuant to reasonable confidentiality terms. To the Knowledge of the Company, neither the Company nor its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license, or make available the material Source Code for any Data Center Product or any Transferred Business Software to any escrow agent or other Person. Neither this Agreement nor the consummation of the transactions contemplated by this Agreement will cause the delivery, license or disclosure of any material Source Code for any Data Center Product to any other Person.

(j) To the Knowledge of the Company, as of the date of this Agreement, no Transferred Business Software incorporated into or otherwise distributed with Data Center Products is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License or Mozilla Public License) that requires, or conditions the use or distribution of such Transferred Business Software or portion thereof on, (i) the disclosure, licensing or distribution of any Source Code for any portion of such Transferred Business Software, or (ii) the granting to licensees of the right to make derivative works or other modifications to such Transferred Business Software or portions thereof, (iii) the licensing under terms that allow the Transferred Business Software or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law) or (iv) redistribution at no license fee.

(k) No Governmental Authority or any public or private university, college or other educational or research institution has or could claim rights in any material Transferred Business Intellectual Property Rights as a result of funding, facilities or personnel of such Governmental Authority, public or private university, college or other educational or research institution which were used, directly or indirectly, to develop or create, in whole or in part, such Transferred Business Intellectual Property Rights.

(l) Section 3.11(l) of the Disclosure Schedule contains a list of all Standards Bodies which, to the Knowledge of the Company, the Company or its Subsidiaries participates in or contributes to and which such participation or contribution relates to the Business, the Patents included in the Transferred Business Registered IP or the Data Center Products.

3.12 Taxes.

(a) (i) All material Tax Returns required to be filed by the Company and its Subsidiaries with respect to the Purchased Assets or the Business have been timely filed (taking into account extensions) and all such Tax Returns are complete and correct in all material respects; (ii) all material Taxes imposed on or required to be paid with respect to the Purchased Assets or the Business (whether or not shown to be due on such Tax Returns) for which Purchaser would otherwise be liable have been paid or will be timely paid by the due date thereof; and (iii) there are no material Liens (other than Permitted Liens) for Taxes on any of the Purchased Assets.

(b) All material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party with respect to the Business have been withheld and paid.

(c) No material Tax Proceeding is pending or threatened in writing with respect to the Business. Except for any deficiencies that are being contested in good faith by appropriate proceedings, no material deficiency for any Taxes has been asserted or assessed in writing by a Governmental Authority against or with respect to the Business that has not been satisfied by payment, settled or withdrawn.

(d) There are no outstanding extensions or waivers of statute of limitations for the collection or assessment of material Taxes due from or with respect to the Business (other than extensions that arise as a result of filing Tax Returns by the extended due date therefor).

Nothing in this Agreement shall be construed as a representation or warranty with respect to any Taxes of, or any Tax Returns filed by or with respect to the Chinese JV.

3.13 Employees and Employee Benefit Plans.

(a) Section 3.13(a) of the Disclosure Schedule sets forth a true and complete list of each material Benefit Plan.

(b) None of the Company, any Subsidiary of the Company or any ERISA Affiliate of the Company or any such Subsidiary has contributed (or had any obligation or Liability of any sort, direct or indirect, contingent or otherwise) in the last six years to or with respect to (i) any Benefit Plan or other benefit plan that is or was subject to Section 412 or 430 of the Code or Section 302 or Title IV of ERISA, (ii) a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA or the local equivalent thereof under applicable Laws, (iii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413 of the Code, or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). None of the Benefit Plans provide any health or welfare benefits following retirement or termination of employment for any current or former employee of the Company or its Subsidiaries (or their spouses, dependents or beneficiaries), other than as required by COBRA or similar applicable Law.

(c) Except as would not reasonably be expected to result in a material liability to Purchaser, each Benefit Plan complies in form and has been established, maintained and operated in accordance with its terms and applicable law, including ERISA and the Code. Each Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service upon which it may rely or is entitled to rely upon an opinion letter issued to the plan provider regarding its qualified status under the Code and the tax-exempt status of its related trust, and, to the Company’s knowledge, no event has occurred or circumstances exist that has caused or could reasonably be expected to cause the loss of such qualification or tax-exempt status.

(d) Except as would not reasonably be expected to result in a material liability to Purchaser, (i) no proceeding related to any Benefit Plan has been instituted or is pending or, to the knowledge of the Company, threatened against (A) such Benefit Plan (other than routine claims for benefits and appeals of such claims consistent with the terms of such Benefit Plans), (B) any trustee or fiduciaries thereof, (C) any of the assets of any trust of such Benefit Plan or (D) the Company or any of its Subsidiaries and (ii) no Benefit Plan is the subject of any filing under any voluntary or other correction program of any Governmental Authority.

(e) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, except as expressly provided by this Agreement, (i) entitle any current or former Business Employee to severance pay or compensation payments or any other benefits or rights, (ii) accelerate the time of payment, vesting or exercisability, or increase the amount of compensation or benefits due any such Business Employee, (iii) result in any funding (through a grantor trust or otherwise) of compensation or benefits under any Benefit Plan, or (iv) result in an “excess parachute payment” under Section 280G of the Code.

(f) As of the date of this Agreement, except as set forth in Section 3.13(e) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any Collective Bargaining Agreement under which Business Employees are covered, and there are no labor organizations, works councils, trade unions or other employee representatives representing, or, to the knowledge of the Company, purporting to represent or seeking to represent any current Business Employee.

(g) Except as would not reasonably be expected to result in a material liability to Purchaser, the Business or the Purchased Assets, (i) none of the Company or any of its Subsidiaries has breached or otherwise failed to comply with the provisions of any Collective Bargaining Agreement under which Business Employees are covered; (ii) there are no pending or, to the knowledge of the Company, threatened labor organizational campaigns, corporate campaigns, petitions, demands for recognition (including demands for works council recognition), applications or other unionization activities seeking recognition of a bargaining unit at the Company or any of its Subsidiaries; (iii) none of the Company or any of its Subsidiaries is suffering (and, for the past three years, none of the Company or any of its Subsidiaries has suffered) any labor dispute, any activity or proceeding by a labor union or representative thereof to organize any Business Employee or any picketing, lockouts, strikes, slowdowns, work stoppages, job actions or threats thereof by or with respect to any Business Employee, against or involving the Company or any of its Subsidiaries; (iv) there are no unfair labor practice charges, grievances, arbitrations or other complaints or union matters before the National Labor Relations Board or other labor board of Governmental Authority or works council disputes that would reasonably be expected to affect the Business Employees; and (iv) there are no current or, to the knowledge of the Company, threatened strikes, slowdowns, lockouts, organized labor disputes or work stoppages by Business Employees, and no such strike, slowdown, lockout, organized labor dispute or work stoppage has occurred within the two years preceding the date of this Agreement.

(h) Except as would not reasonably be expected to result in a material liability to Purchaser, with respect to the Business Employees, the Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to employment, employment practices, wages, hours, mandatory insurance, and other benefits, leaves of absence, employee classification, immigration control, employee safety, bonuses and terms and conditions of employment, affirmative action, equal opportunity, plant closures and layoffs, workers’ compensation, unemployment insurance and labor relations, including laws relating to termination of employment and relating to job applicants and employee background checks. No legally effected material action, suit, claim (or counterclaim), litigation, arbitration, or mediation, (including any civil, criminal, administrative, investigative or appellate proceeding) that arises out of the current, former or potential employment or service relationship between the Company or any of its Subsidiaries and any Business Employee is pending or, to the knowledge of the Company, has been threatened against the Company or any of its Subsidiaries.

3.14 Environmental Matters.

(a) Except as has not had, and will not have or result in, individually or in the aggregate, a cost to Purchaser to remediate or other damages or Losses to Purchaser in excess of $2,500,000, in respect of the Business, the Assumed Leases or the Purchased Assets:

(i) the Company and its Subsidiaries are, and since January 1, 2014, have been in compliance with all applicable Environmental Laws;

(ii) there is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries;

(iii) except as listed in Section 3.14(a)(iii) of the Disclosure Schedule, the Company and its Subsidiaries have no contractual indemnity obligation to any Third Party for Environmental Claims or liability under Environmental Law, other than general commercial indemnification obligations entered into in the ordinary course of business, and not for the primary purpose of indemnifying matters relating to Environmental Claims or Environmental Laws; and

(iv) to the knowledge of the Company, there are no actions, activities, circumstances, facts, conditions, events or incidents that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries.

(b) Except as listed in Section 3.14(b) of the Disclosure Schedule, none of the Company or its Subsidiaries are required to hold any material Environmental Permits in order to conduct and operate the Business as the Business is conducted and operated as of the date hereof.

(c) The representations set forth in this Section 3.14 constitute the sole and exclusive representations and warranties of Seller relating to environmental matters.

3.15 Material Contracts.

(a) Section 3.15(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound and that relate primarily to the Purchased Assets, the Assumed Liabilities or the Business (each, a “Company Material Contract”):

(i) each Contract pursuant to which any material Third Party Intellectual Property Rights that are used, or held for use by the Company or any of its Subsidiaries in connection with the Business is, or is required to be, licensed, sublicensed, sold, assigned or otherwise conveyed or provided to the Company or any of its Subsidiaries in connection with the Business (other than (A) Contracts for Standard Software, (B) non-disclosure agreements entered into in the ordinary course of business (each, an “NDA”), (C) customary invention assignment agreements with employees and independent contractors entered into in the ordinary course of business and (D) Contracts related to membership in any Standards Body);

(ii) each Contract pursuant to which any material Transferred Business Intellectual Property Rights or any other material right included in the Purchased Assets (whether or not currently exercisable) or interest in any material Transferred Business Intellectual Property Rights is, or is required to be, licensed (whether or not such license is currently exercisable), sublicensed, sold, assigned or otherwise conveyed or provided to a Third Party by the Company or any of its Subsidiaries in connection with the Business (other than (A) NDAs and (B) Contracts for the purchase, sale or non-exclusive license of Data Center Products or Intellectual Property Rights used with such Data Center Products entered into in the ordinary course of business);

(iii) each (A) Contract that includes a covenant not to sue that is material to the Business, other than Contracts which are licenses to Intellectual Property Rights or Contracts relating to membership in any Standards Body or (B) any settlement agreement imposing material restrictions on the operation of the Business as currently conducted;

(iv) each Contract (including any government contract) that has not been fully performed for the sale or distribution by the Company or any of its Subsidiaries in connection with the Business of materials, supplies, goods, services, equipment or other assets, in connection with which the Business has received payments from the applicable counterparty of $5,000,000 or more in the 12 month period ending October 29, 2016, except any Contract that is a purchase order for materials, supplies, goods, services, equipment or other assets entered into by the Company or any Subsidiary in the ordinary course of business;

(v) each Contract that is a master purchase agreement with a Significant Customer or a master purchase agreement with a Significant Supplier (excluding, for clarity, purchase orders and similar transaction documents issued in the ordinary course of business);

(vi) each Contract providing for any other Person with “most-favored-nation” terms, including such terms for pricing;

(vii) each Contract that contains any provisions requiring the Company or any of its Subsidiaries to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products of the Business or indemnities in connection with the licensing of Intellectual Property Rights in the ordinary course of business), which indemnity is material to the Business, taken as a whole;

(viii) each Contract that limits or restricts in any material respect the Company or any of its Subsidiaries from (A) engaging or competing in any line of business in any location or with any Person, (B) selling any products or services of or to any other Person or in any geographic region or (C) obtaining products or services from any Person, in each case of subclauses (A), (B) and (C), that is material to the Business, taken as a whole;

(ix) each material partnership or joint venture agreement;

(x) each Contract that includes any arrangement whereby the Company or any of its Subsidiaries grants any right of first refusal or right of first offer or similar right to a Third Party, which right is material to the Business, taken as a whole;

(xi) each Contract that is a loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than letters of credit and those between the Company and its wholly owned Subsidiaries) relating to Indebtedness for borrowed money in an amount in excess of $5,000,000 individually;

(xii) each Contract relating to the acquisition or disposition of any business or Person pursuant to which the Company or any of its Subsidiaries has any continuing and unpaid payment obligations, excluding acquisitions or dispositions of supplies, inventory, merchandise or products in connection with the conduct of the Company’s or any of its Subsidiaries’ business or of supplies, inventory, merchandise, products, equipment, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or any of its Subsidiaries;

(xiii) each Contract that is a settlement or similar agreement with any Governmental Authority (including any corporate integrity agreement, monitoring agreement or deferred prosecution agreement) or order or consent of a Governmental Authority (including any consent decree or settlement order) to which the Company or any of its Subsidiaries is subject involving future performance by the Company or any of its Subsidiaries;

(xiv) each Contract (or series of related Contracts) pursuant to which the Company or any of its Subsidiaries has continuing “earnout” or similar obligations; and

(xv) each Contract (or series of related Contracts) that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $2,500,000 in the aggregate in any one year period after the date of this Agreement that cannot be terminated by the Company or any of its Subsidiaries on less than 60 days’ notice without material payment or penalty.

(b) Except for any Company Material Contract that has terminated or expired in accordance with its terms or as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is valid and binding and in full force and effect and enforceable against the other party or parties thereto in accordance with its terms. The Company or any of its Subsidiaries party thereto, as applicable, and, to the knowledge of the Company, each other party thereto, has performed its obligations required to be performed by it, as and when required, under each Company Material Contract, except for failures to perform that have not had, and will not have, individually or in the aggregate, a Company Material Adverse Effect. Except for breaches, violations or defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any other party to a Company Material Contract, is in violation of or in default under any provision of such Company Material Contract. True and complete copies of the Company Material Contracts and any material amendments thereto have been made available to Purchaser prior to the date of this Agreement.

3.16 Finders’ Fees. Except for Barclays Capital Inc., there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of Seller, the Company or any of their respective Subsidiaries who is entitled to any fee or commission from Seller, the Company or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

3.17 Anti-Corruption; Export Control. Except as would not be material to the Business, taken as a whole, in the past five years, solely with respect to the Purchased Assets and the Business:

(a) The Company and its Subsidiaries have been and are in compliance with all applicable anti-corruption Laws, including the United States Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) and the U.K. Bribery Act 2010, and neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, agent or employee of the Company or any of its Subsidiaries has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, expenditure or other advantage: (i) which would violate any applicable Law; or (ii) to or for a Public Official with the intention of: (A) improperly influencing any act or decision of such Public Official; (B) inducing such Public Official to do or omit to do any act in violation of his or her lawful duty; or (C) securing any improper advantage, in each case in order to obtain or retain business or any business advantage. For the purposes of this Agreement, “Public Official” includes any Person holding, representing or acting on behalf of a Person holding a legislative, administrative or judicial office, and any Person employed by, representing or acting on behalf of a Governmental Authority or enterprise thereof, public international organization, any representative or official of a political party or any candidate for any political office or any official or employee of any state hospital, agency or health care institution.

(b) Neither of the Company nor its Subsidiaries, nor any directors, administrators, officers, directors or, to the knowledge of the Company, employees of the Company or its Subsidiaries is, or has been during the past five years, identified on (i) List of Specially Designated Nationals and Blocked Persons maintained by the Department of Treasury, Office of Foreign Assets Control (“OFAC”); (ii) the Bureau of Industry and Security of the United States Department of Commerce “Denied Persons List,” “Entity List” or “Unverified List”; (iii) the Office of Defense Trade Controls of the United States Department of State “List of Debarred Parties”; or (iv) foreign governmental listings of similar effect.

(c) During the past five years, the Company and each of its Subsidiaries have conducted their import, export and trade transactions in accordance with all applicable provisions of United States export control and sanctions laws (including the International Traffic in Arms Regulations, the Export Administration Regulations, the regulations administered by OFAC, and any applicable anti-boycott compliance regulations), the import and export laws and regulations administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security, and export, sanctions, and customs Laws of the other countries (collectively, “International Trade Laws”) where it conducted and currently conducts the Business.

(d) During the past five years, neither the Company nor any of its Subsidiaries has received any written or, to the Company’s knowledge, oral, notice of noncompliance, complaints, or warnings from any Governmental Authority with respect to its compliance with International Trade Laws.

(e) To the knowledge of the Company, at no time during the past five years, has the Company, any of its Subsidiaries or the Chinese JV sold, exported, reexported, imported, transferred, diverted, or otherwise disposed of any products, software, encryption related source code, object code, or technology (including products derived from or based on such technology) to or from any destination, entity, or Person, without obtaining prior authorization from the competent government authorities as required by any International Trade Laws.

3.18 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the insurance policies and self-insurance programs and arrangements relating to the Business and the Purchased Assets of the Company are in full force and effect.

3.19 Customers; Suppliers; Products.

(a) Section 3.19(a) of the Disclosure Schedule sets forth an accurate and complete list of each customer who, in the 12 month period ended January 28, 2017, was estimated to be one of the 10 largest sources of revenues for the Business, based on amounts paid or payable to the Company and its Subsidiaries (each, a “Significant Customer”). None of the Company or its Subsidiaries has any outstanding material disputes with a Significant Customer other than in the ordinary course of business, and, to the Knowledge of the Company, none of the Company or its Subsidiaries has received written notice of the intention of a Significant Customer to seek to materially reduce the scale of the business conducted with the Company or its Subsidiaries as it relates to the Business. To the Knowledge of Seller, as of the date of this Agreement, none of the Company or its Subsidiaries has received written notice from any Significant Customer that such customer shall not continue as a customer of the Business after the Closing or that such customer intends to terminate or materially modify any existing material Transferred Contract with the Company or its Subsidiaries (or Purchaser).

(b) Section 3.19(b) of the Disclosure Schedule sets forth an accurate and complete list of each supplier who, in the 12 month period ended January 28, 2017, was estimated to be one of the 10 largest suppliers of the Business, based on amounts paid or payable by the Company and its Subsidiaries (each a “Significant Supplier”). To the Knowledge of Seller, as of the date of this Agreement, none of the Company or its Subsidiaries has received any written notice from any Significant Supplier that such supplier shall not continue as a supplier of the Business after the Closing or that such supplier intends to terminate or materially modify existing Transferred Contracts with the Company or its Subsidiaries (or Purchaser).

(c) Except as set forth in Section 3.19(c) of the Disclosure Schedule, since January 1, 2014, the products and services of the Business have not been the subject of any epidemic failure replacement, field fix, retrofit, modification or recall campaign costing in excess of $2,000,000 in the aggregate (an “Epidemic Failure”), and, to the Knowledge of the Company, no facts or conditions exist that are reasonably expected to result in any such Epidemic Failure.

3.20 Chinese JV Interest. Except for the Chinese JV Interests, neither the Company nor its Subsidiaries own any outstanding securities or other similar ownership interests of any class or type of or in the Chinese JV.

3.21 Exclusivity of Representations. The representations and warranties made by Seller in this Article III are the exclusive representations and warranties made by Seller with respect to Seller, the Company, the Chinese JV any of their respective Affiliates, the Business, the Purchased Assets and the Assumed Liabilities. Seller hereby disclaims any other express or implied representations or warranties with respect to Seller, the Company, the Chinese JV or any of their respective Affiliates, the Business, the Purchased Assets or the Assumed Liabilities. Except for the representations and warranties expressly made by Seller in Article III, neither Seller nor any other Person makes any representation or warranty with respect to (a) the physical condition or usefulness for a particular purpose of the real or tangible personal property included in the Purchased Assets, (b) the use of the Purchased Assets or the operation of the Business by Purchaser or its Affiliates after the Closing, (c) the probable success or profitability of the Business after the Closing or (d) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by Seller, the Company or any Affiliate or Representative of Seller or the Company, including in any “data rooms” or management presentations. EXCEPT AS SET FORTH EXPRESSLY IN THIS AGREEMENT, THE CONDITION OF THE BUSINESS, THE PURCHASED ASSETS AND THE ASSUMED LIABILITIES SHALL BE “AS IS,” “WHERE IS” AND “WITH ALL FAULTS.” ANY DUE DILIGENCE MATERIALS MADE AVAILABLE TO PURCHASER OR ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES, DO NOT, DIRECTLY OR INDIRECTLY, AND SHALL NOT BE DEEMED TO, DIRECTLY OR INDIRECTLY, CONTAIN REPRESENTATIONS OR WARRANTIES OF SELLER OR ANY OF ITS AFFILIATES.

ARTICLE IV

REPRESENTATIONS OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

4.1 Corporate Existence. Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

4.2 Corporate Authority. This Agreement and the other Transaction Documents to which Purchaser is a party, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by Purchaser by all requisite corporate action, and no other proceedings on the part of Purchaser are necessary for Purchaser to authorize the execution or delivery of this Agreement or any of the other Transaction Documents or to perform any of its obligations hereunder or thereunder. Purchaser has full power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. This Agreement has been duly executed and delivered by Purchaser, and the other Transaction Documents will be duly executed and delivered by Purchaser or a Purchaser Designee, as applicable. This Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, valid and legally binding obligations of Purchaser or a Purchaser Designee, enforceable against it in accordance with their terms, subject to the Enforceability Exceptions.

4.3 Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser and the Purchaser Designees of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and any Competition Laws listed in Section 3.3 of the Disclosure Schedule, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (c) compliance with any applicable requirements of NASDAQ and (d) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.4 Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, there is no Proceeding or, to the knowledge of Purchaser, investigation, pending against, or, to the knowledge of Purchaser, threatened by or against, Purchaser, any of its Subsidiaries, or to the knowledge of Purchaser, any present or former officer, director or employee of Purchaser or any of its Subsidiaries which would, if adversely determined, reasonably be expected to prevent or materially delay the performance by Purchaser or its Purchaser Designees of their obligations under this Agreement or the consummation of transactions contemplated hereby.

4.5 Non-contravention. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby by Purchaser do not and will not, assuming the authorizations, consents and approvals referred to in clauses (a) through (c) of Section 4.3 are obtained, (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Purchaser, (b) contravene, conflict with or result in a violation or breach of any provision of any Law or Order or (c) require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Purchaser is entitled under, any provision of any material Contract to which Purchaser is bound or any franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, Purchaser, except, in the case of clauses (b) and (c), which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.6 Financial Capacity. As of the date hereof and at all times prior to the Closing, Purchaser has and will have cash on hand and access to available borrowing facilities, and, as of the Closing, Purchaser will have cash on hand, sufficient for the satisfaction of all of its obligations under this Agreement (except, for the avoidance of doubt, payment of any projected Earnout Amounts), including the payment of the Closing Date Payment, and the payment of all related fees and expenses and any other amounts required to be paid by Purchaser on the Closing Date in connection with the consummation of the transactions contemplated by this Agreement. Purchaser’s obligations hereunder are not subject to a condition regarding Purchaser’s obtaining of funds to consummate the transactions contemplated by this Agreement.

4.7 Finders; Brokers. Neither of Purchaser nor any of its Subsidiaries has employed any finder or broker in connection with this Agreement that would have a valid claim for a fee or commission from Purchaser or any of its Subsidiaries in connection with the negotiation, execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

4.8 No Additional Representations. Except for the representations and warranties expressly made by Seller in Article III, Purchaser acknowledges and agrees that neither Seller nor any other Person makes any express or implied representation or warranty, including with respect to Seller, the Company and any of their respective Affiliates, the Business, the Purchased Assets and the Assumed Liabilities, and Purchaser hereby disclaims and acknowledges and agrees that Purchaser is not relying upon any other representation or warranty or any information provided by Seller, the Company or any Affiliate or Representative of Seller or the Company. Specifically (but without limiting the foregoing), Purchaser acknowledges and agrees that, except for the representations and warranties expressly made by Seller in Article III, neither Seller nor any other Person makes any representation or warranty with respect to (a) the physical condition or usefulness for a particular purpose of the real or tangible personal property included in the Purchased Assets, (b) the use of the Purchased Assets or the operation of the Business by Purchaser or its Affiliates after the Closing, (c) the probable success or profitability of the Business after the Closing or (d) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by Seller, the Company or any Affiliate or Representative of Seller or the Company, including in any “data rooms” or management presentations. EXCEPT AS SET FORTH EXPRESSLY IN THIS AGREEMENT, THE CONDITION OF THE BUSINESS, THE PURCHASED ASSETS AND THE ASSUMED LIABILITIES SHALL BE “AS IS,” “WHERE IS” AND “WITH ALL FAULTS.” PURCHASER ACKNOWLEDGES AND AGREES THAT ANY DUE DILIGENCE MATERIALS MADE AVAILABLE TO PURCHASER OR ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES, DO NOT, DIRECTLY OR INDIRECTLY, AND SHALL NOT BE DEEMED TO, DIRECTLY OR INDIRECTLY, CONTAIN REPRESENTATIONS OR WARRANTIES OF SELLER OR ANY OF ITS AFFILIATES.

ARTICLE V

AGREEMENTS OF PURCHASER AND SELLER

5.1 Operation of the Business. Purchaser hereby acknowledges that Seller does not have the right, directly or indirectly, to control or direct the operations of the Company or its Subsidiaries prior to the Merger Effective Time, subject to the Company’s obligation to obtain Seller’s written consent (not to be unreasonably withheld, conditioned or delayed) prior to taking certain actions as expressly set forth in Section 6.01(a) through Section 6.01(s) of the Merger Agreement (such actions, the “Restricted Actions”). From the date of this Agreement until the earlier of the Merger Effective Time or the termination of this Agreement in accordance with Section 7.1 hereof, Seller shall use commercially reasonable efforts to enforce its rights with respect to the Restricted Actions and, in the event that the Company requests Seller’s consent to the taking of any Restricted Action that is primarily related to the Business, Seller shall provide prompt notice of such request to Purchaser and Seller shall not provide the Company with Seller’s consent to the taking of such Restricted Action (to the extent primarily relating to the Business) unless Seller has received Purchaser’s written consent (not to be unreasonably withheld, conditioned or delayed) to the taking of such Restricted Action or Seller’s failure to provide the Company with such consent would be deemed to be an unreasonable withholding, conditioning or delaying of such consent pursuant to the Merger Agreement. From the Merger Effective Time until the earlier of the Closing Date or the termination of this Agreement in accordance with Section 7.1 hereof, except as expressly contemplated by this Agreement, Seller shall, in each case, to the extent relating to the Business, cause the Company and its Subsidiaries, to conduct the Business in the ordinary course of business and use commercially reasonable efforts, to maintain and preserve intact the Business and to maintain the ordinary and customary relationships of the Business with its suppliers, lessors, licensees, customers and others having business relationships with them with a view toward preserving for Purchaser after the Closing Date the Business and the Purchased Assets (it being understood that nothing in this Section 5.1 shall in any way limit Seller’s or its Subsidiaries’ operation of the Retained Business). Without limiting the generality of the foregoing, subject to (a) applicable Law, except as expressly contemplated by this Agreement, (b) as set forth on Section 5.1 of the Disclosure Schedule, or (c) pursuant to the written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), from and after the Merger Effective Time until the earlier of the Closing or the termination of this Agreement in accordance with Section 7.1 hereof, Seller shall cause the Company and its Subsidiaries, not to take any of the following actions with respect to the Business or the Purchased Assets:

(i) transfer, sell, lease, license or otherwise convey or dispose of, or suffer to exist any Lien (other than Permitted Liens) on, any material Transferred Business Intellectual Property Right or any other material Purchased Asset, other than (A) sales of Inventory in the ordinary course of business, (B) non-exclusive licenses in the ordinary course of business of less than $2,000,000 individually, (C) non-exclusive licenses of assets, properties and rights that are not Purchased Assets and (D) licenses to any Intellectual Property Rights required by any Standards Body of which the Company or any of its Subsidiaries is a member; provided that in no event shall the Company or any of its Subsidiaries grant exclusive licenses of any Intellectual Property Rights material to the operation or conduct of the Business or that conflict with the rights to be transferred or granted to Purchaser pursuant to this Agreement and the other Transaction Documents, in each case without Purchaser’s prior written consent;

(ii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any businesses, divisions of businesses or material portion of assets thereof;

(iii) except as required by applicable Law or pursuant to a Contract in effect as of the date hereof that has been made available to Purchaser prior to the signing of this Agreement, (A) adopt, grant, enter into, amend, modify or terminate any retention, change in control, severance, termination or similar compensation with any Business Employee, (B) terminate (except for cause) or modify the terms and conditions of employment of any Business Employee (including any transfer of employment or reallocation of duties of any Business Employee so that such Business Employee ceases to be a

Business Employee) or (C) modify the salaries, wage rates, bonus or other compensation or benefits of any Business Employee, in each case other than those Business Employees who are not set forth on the list delivered by Purchaser to Seller in accordance with Section 5.7(a);

(iv) enter into any Contract outside of the ordinary course of business that would be a Company Material Contract if entered into on or prior to the date hereof, or terminate (other than by expiration), relinquish, or amend or modify in any material respect any material term (other than by automatic extension or renewal if deemed an amendment or modification of any such Contract) of any Company Material Contract;

(v) (A) modify, extend, or enter into any Collective Bargaining Agreement, or (B) recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any Business Employees;

(vi) fail to maintain, or allow to lapse, or abandon, including by failure to pay the required fees in any jurisdiction, any Transferred Business Registered IP;

(vii) to the extent that it would be reasonably likely to adversely affect the Purchased Assets or the Business in any Post-Closing Tax Period, (A) except as required by GAAP or applicable Law, make, change or rescind any material election relating to Taxes or make any material change in any Tax accounting or reporting principles, methods or policies, (B) settle or compromise any material Tax liability, claim or assessment, (C) apply to a Governmental Authority for any Tax ruling or determination, or (D) except as required by applicable Law, file any amended foreign, federal, state or local income Tax Return or any other material amended Tax Return;

(viii) institute, settle or offer or agree to settle any Proceeding relating to or affecting the Business, the Purchased Assets or Assumed Liabilities before any court or other Governmental Authority (other than settlements of Proceedings (A) involving solely the payment of money damages and (B) not involving an admission of liability);

(ix) change the general level of pricing of services and products of the Business, other than in the ordinary course of business;

(x) waive any of their material rights under the confidentiality, non-solicit or non-compete provisions of any Contracts relating to the Business, except in the ordinary course of business;

(xi) terminate, suspend or modify in any material respect, any Governmental Authorizations necessary for the ownership and operation of the Business, except (A) as required by applicable Law or a Governmental Authority or (B) in the ordinary course of business;

(xii) fail to maintain inventory levels (including, for the avoidance of doubt, channel inventory levels), other than in the ordinary course of business;

(xiii) change amounts allocated to and spent on research and development, other than in the ordinary course of business; or

(xiv) agree, resolve or commit to do any of the foregoing.

From and after the Merger Effective Time until the earlier of the Closing or the termination of this Agreement in accordance with Section 7.1 hereof, Seller shall cause the Company, its Subsidiaries and Ultimate Parent not to (x) issue, deliver or sell, or authorize the issuance, delivery or sale, of any stock options, restricted stock units or other equity or equity-based compensation in respect of the equity interests of Ultimate Parent, the Company and its Subsidiaries to any Identified Business Employee or (y) except as required by the terms of the Merger Agreement, a Company Stock Plan or the underlying award agreement in effect as of the date hereof, take any action to amend or waive any vesting criteria or accelerate the vesting, exercisability or settlement of any stock options, restricted stock units or other equity or equity-based compensation awards held by any Identified Business Employee as of the date of this Agreement.

5.2 Investigation of Business; Confidentiality.

(a) Subject to applicable Law, from the date of this Agreement until the earlier of the Merger Effective Time or the termination of this Agreement in accordance with Section 7.1 hereof, to the extent reasonably requested by Purchaser, Seller shall request that the Company permit Purchaser to conduct (and cooperate with Purchaser’s) customary due diligence investigations with respect to the Business and furnish information regarding the Business to Purchaser, subject in all cases to the limitations and terms and conditions of Section 6.08 of the Merger Agreement applicable to such due diligence investigations and the provision of such information. To the extent that Seller makes a request to the Company pursuant to this Section 5.2(a) and uses commercially reasonable efforts to enforce its rights under the Merger Agreement, in no event shall the Company’s failure to comply with such request be deemed to be a breach of Seller’s obligations under this Agreement.

(b) Subject to applicable Law, from the Merger Effective Time until the earlier of the Closing or the termination of this Agreement in accordance with Section 7.1, Seller shall, and shall cause its Subsidiaries to, permit Purchaser and its Representatives to have reasonable access during normal business hours to the properties, books, records, Contracts and such financial information (including working papers) and operating data of the Business and the Business Employees as Purchaser may reasonably request to review information and documentation, and the opportunity to ask questions relative to the properties, books, contracts, commitments and other records of the Business and to conduct any other reasonable investigations; provided that such investigation shall only be upon reasonable notice and shall not unreasonably disrupt the personnel and operations of Seller, the Company and their respective Subsidiaries. All requests for access to the offices, properties, books and records of the Business shall be made to such Representatives of Seller as Seller shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that neither Purchaser nor any of its Affiliates or Representatives shall contact any of the employees, customers (including dealers and distributors), suppliers or joint venture partners of Seller, the Company or any of their Subsidiaries regarding the transactions contemplated hereby, whether in person or by telephone, electronic or other mail or other means of communication, without the specific prior authorization of such Representatives of Seller. Notwithstanding the foregoing, neither Seller nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would waive the attorney-client privilege or contravene any Law or Contract to which Seller or any of its Subsidiaries is a party. The Parties shall use commercially reasonable efforts to make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.

(c) The Parties expressly acknowledge and agree that this Agreement and its terms and all information, whether written or oral, furnished by either Party to the other Party or any Subsidiary or representative of such other Party in connection with this Agreement shall be treated as “Evaluation Material,” as defined in the Confidentiality Agreement. The Parties acknowledge and agree that effective upon the Closing, the Confidentiality Agreement shall terminate and be of no further force and effect.

5.3 Necessary Efforts.

(a) Each of Seller and Purchaser shall use reasonable best efforts to: (i) take, or cause to be taken, all appropriate actions and do, or cause to be done, and to assist and cooperate with the other parties hereto and their respective Affiliates in doing all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable; (ii) obtain from any Governmental Authority any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Seller or Purchaser or any of their respective Subsidiaries, or to avoid any Proceeding by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein; and (iii) as promptly as reasonably practicable (and in any event within 10 Business Days after the date hereof with respect to the HSR Act), make all necessary registrations, declarations, submissions and filings, and thereafter make any other required registrations, declarations, submissions and filings, and pay any fees due in connection therewith, with respect to this Agreement and the transactions contemplated by this Agreement required under the Exchange Act, any other applicable federal or state securities laws, the HSR Act, any applicable Competition Laws, and any other applicable Law; provided that the Parties shall cooperate with each other in connection with (x) determining whether any action by or in respect of, or filing with, any Governmental Authority is required, in connection with the consummation of the transactions contemplated by this Agreement and (y) seeking any such actions, consents, approvals or waivers or making any such filings. The Parties shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, nothing in this Section 5.3(a) shall require or obligate (i) Seller or any of its Affiliates to take any action pursuant to the Merger Agreement or with respect to or in connection with the transactions contemplated thereby, (ii)

either Party to perform, satisfy or discharge any obligations of any other Party under this Agreement or otherwise or (iii) Seller or any of its Affiliates to expend any money other than for filing fees or expenses or reasonable and customary costs or expenses or agree to any restriction in order to obtain any consents.

(b) In connection with the efforts referenced in Section 5.3(a), the Parties shall, and shall cause their respective Subsidiaries to, cooperate and use their reasonable best efforts and take all actions necessary to (i) respond as promptly as practicable to any requests for information from any Governmental Authority, and to avoid or overcome any action, including any legislative, administrative or judicial action, and (ii) have vacated, lifted, reversed or overturned any judgment, injunction or other Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits, or could restrict, prevent or prohibit, the consummation of the transactions contemplated by this Agreement; provided, however, that in no event shall Seller or any of its Subsidiaries be required or expected to retain any of the Purchased Assets (including assets that would be Purchased Assets but for the inability to obtain a consent) in order to comply with its obligations in respect of the foregoing. Each Party shall furnish to the other such necessary information and assistance as the other Party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Authority. Except as prohibited or restricted by Law or any Competition Laws, each Party or its attorneys shall provide the other Party or its attorneys with copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) which are made after the filing of the Hart Scott Rodino Notification and Report Form between such Party or its representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby, subject to redaction or other similar approach (including sharing on an outside counsel only basis) as reasonably necessary of documents filed pursuant to Item 4(c) of the Hart Scott Rodino Notification and Report Form. Without in any way limiting the foregoing, the Parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with Proceedings under or relating to the HSR Act or any other Competition Law. In addition, except as may be prohibited by any Governmental Authority or by applicable Law, in connection with any request, inquiry, investigation, action or legal proceeding by or before any Governmental Authority with respect to the transactions contemplated by this Agreement, each Party will permit authorized Representatives of the other Party to be present at each meeting, conference or telephone call relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion, proposal or other communication made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or legal proceeding.

(c) Notwithstanding anything to the contrary in this Agreement, in connection with the receipt of any necessary approvals or clearances of a Governmental Authority in respect of the transactions contemplated by this Agreement, neither Seller nor Purchaser (nor any of their respective Subsidiaries or Affiliates) shall be required to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their businesses in a specified manner, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Purchaser, the Company, Seller or their respective Subsidiaries or Affiliates; provided, however, that Purchaser agrees that if necessary to receive the necessary approvals or clearances of a Governmental Authority required under the HSR Act or any applicable Competition Laws, Purchaser will (and will cause its Affiliates to) take, commit to take or cause to be taken, such actions and agree to any reasonable restriction or condition as may be requested or required by any Governmental Authority, in each case, so long as such action, restriction or condition would not reduce the reasonably anticipated benefits to Purchaser of the transactions contemplated by this Agreement in an amount that is financially material relative to the value of the Purchased Assets, taken as a whole.

5.4 Public Disclosures. Unless otherwise required by Law, the rules and regulations of any stock exchange or quotation services on which such Party’s stock is traded or quoted, prior to the Closing Date, no news release or other public announcement pertaining to the transactions contemplated by this Agreement will be made by or on behalf of either Party or its Subsidiaries without the prior written approval of the other Party (which approval shall not be unreasonably withheld, conditioned or delayed). If in the judgment of either Party such a news release or public announcement is required by Law or the rules or regulations of any stock exchange on which such Party’s stock is traded, the Party intending to make such release or announcement shall use commercially reasonable efforts to provide prior written notice to the other Party of the contents of such release or announcement and to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance.

5.5 Access to Records and Personnel.

(a) From and after the Closing until the third anniversary of the Closing, each Party shall provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting Party’s sole expense, reasonable access (including using commercially reasonable efforts to give access to Third Parties possessing information), during normal business hours, to the other Party’s Representatives and to any books, records, documents, files and correspondence in the possession or under the control of the other Party that the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting Party in connection with the transactions contemplated hereby, (ii) for use in any other judicial, regulatory, administrative or other Proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements arising from the transactions contemplated by this Agreement, (iii) for use in any Proceeding relating to the Infringement of the Intellectual Property Rights of another Person, or (iv) to comply with its obligations under this Agreement; provided, however, that no Party shall be required to provide access to or disclose information where such access or disclosure (y) is related to any claim for indemnification pursuant to Article VIII or any other claim against a Party or such Party’s Affiliates or (z) would violate any Law or agreement, or waive any attorney-client or other similar privilege, and each Party may redact information regarding itself or its Affiliates or otherwise not relating to the other Party and its Affiliates, and, in the event such provision of information could reasonably be expected to violate any Law or agreement or waive any attorney-client or other similar privilege, the Parties shall take all commercially reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b) Except as otherwise provided in this Agreement, any information owned by a Party that is provided to a requesting Party or its Representatives pursuant to this Section 5.5 shall be deemed to remain the property of the providing Party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(c) No Party shall have any liability to any other Party in the event that any information exchanged or provided pursuant to this Section 5.5 is found to be inaccurate.

(d) From and after the Closing until the fifth anniversary thereof, unless otherwise required by Law or the rules and regulations of any stock exchange or quotation services on which such Party’s stock is traded or quoted, each Party shall hold confidentially, and shall cause its Affiliates and Representatives to hold confidentially, all information furnished or made available by a Party (the “Provider”) to the other Party (the “Receiver”) or its Representatives pursuant to this Section 5.5 and the terms of this Agreement and the other Transaction Documents and Seller shall hold confidential, and shall cause its Affiliates and Representatives to hold confidential all information regarding the Business (all such information being referred to as “Confidential Information”). The Parties shall, and shall cause their Representatives to, use the Confidential Information only in connection with the performance of this Agreement or as otherwise contemplated hereby. “Confidential Information” furnished or made available pursuant to this Section 5.5 shall not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiver or its Representatives in violation of this Agreement; (ii) becomes available to the Receiver or its Representatives on a nonconfidential basis from a Person other than the Provider or its Affiliates or Representatives who is not known by the Receiver to be bound by a confidentiality agreement with the Provider or any of its Affiliates or Representatives, or is not known by the Receiver to be under an obligation to the Provider or any of its Affiliates or Representatives not to transmit the information to the Receiver; (iii) was in the possession of the Receiver prior to disclosure by the Provider or its Representatives (provided that any information regarding the Business in the possession of Seller or its Affiliates prior to the Closing Date or provided to Seller or its Affiliates pursuant to, or maintained by Seller or its Affiliates under, the Transition Services Agreement shall not be subject to this provision); or (iv) is developed by the Receiver independent of any Confidential Information provided hereunder (provided that any information regarding the Business in the possession of Seller or its Affiliates prior to the Closing Date or provided to Seller or its Affiliates pursuant to, or maintained by Seller or its Affiliates under, the Transition Services Agreement shall not be subject to this provision). Nothing in this Section 5.5 shall affect Purchaser’s rights in the Purchased Assets following the Closing. In the event that the Receiver or any of its Representatives are required by Law or the rules and regulations of any stock exchange or quotation services on which such Party’s stock is traded or quoted to disclose any Confidential Information, the Receiver shall provide the Provider with prompt notice of such request or requirement in order to enable the Provider to: (x) seek an appropriate protective order or other remedy; (y) consult with the Receiver with respect to the Provider’s taking steps to resist or narrow the scope of such request or legal process; or (z) waive compliance, in whole or in part, with the terms of this Section 5.5(d). In the event that such protective order or other remedy is not obtained, or the Provider waives compliance, in whole or in part, with the terms of this Section 5.5(d), the Receiver or its Representative, as the case may be, shall use commercially reasonable efforts to disclose only that portion of the Confidential Information that the Receiver is advised in writing by its legal counsel is legally required to be disclosed and to ensure that all Confidential Information that is so disclosed will be accorded confidential treatment.

(e) Nothing in this Section 5.5 shall require either Party to violate any agreement with any Third Parties regarding the confidentiality of confidential and proprietary information or of customer information; provided, however, that in the event that either Party is required under this Section 5.5 to disclose any such information, that Party shall provide notice of the basis for any such potential violation and use commercially reasonable efforts to seek to obtain such Third Party’s consent to the disclosure of such information and implement requisite procedures to enable the disclosure of such information.

5.6 Ultimate Parent Options and Ultimate Parent RSU Awards.

(a) At the Closing Date, by virtue of the Closing and without any action on the part of the holders thereof, each In-the-Money Ultimate Parent Option that is outstanding and vested as of immediately prior to the Closing Date (“Cashed Out Ultimate Parent Options”) shall be cancelled immediately prior to the Closing Date and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Ultimate Parent Ordinary Shares underlying such Ultimate Parent Option immediately prior to the Closing Date and (ii) the excess of the closing price of a share of Ultimate Parent Ordinary Shares on the Closing Date less the exercise price per share of such Ultimate Parent Option (the “Option Consideration”), without interest and subject to applicable tax withholdings. Each holder of a Cashed Out Ultimate Parent Option shall be entitled to receive in exchange for the cancellation thereof the Option Consideration with respect to each share of Ultimate Parent Ordinary Shares subject to such outstanding Cashed Out Ultimate Parent Option and the Company shall cause such payment to be made to the holder of such Ultimate Parent Option, if a current or former employee of the Company, through the payroll system of the Company or, if not a current or former employee of the Company, through a reputable bank or trust company as Paying Agent (the “Paying Agent”), in each case, payable as soon as practicable following the Closing Date (and, in the case of current or former employees of the Company, in no event later than the next regularly scheduled payroll run of the Company following the Closing Date), provided that in the event that any Cashed Out Ultimate Parent Option is subject to Section 409A of the Code, as jointly determined by Seller and the Company, the payment of the amount of cash with respect thereto shall be delayed to the extent necessary to comply with Section 409A of the Code.

(b) As soon as practicable following the Closing Date, Purchaser shall grant an award of restricted stock units denominated in shares of Purchaser Common Stock (a “Substitute RSU Award”) to each Transferred Employee who holds an In-the-Money Ultimate Parent Option that is outstanding and unvested as of immediately prior to the Closing Date (after giving effect to any accelerated vesting that occurs solely due to the consummation of the transactions contemplated by this Agreement), and which will be forfeited as of the Closing pursuant to the terms of the applicable Company Stock Plan and award agreement evidencing such In-the-Money Ultimate Parent Option, in replacement therefor, upon such terms and conditions (including the vesting schedule applicable for new hire grants) that apply to ordinary new hire grants of restricted stock units made by Purchaser to similarly situated employees of Purchaser or its Subsidiaries, subject to applicable Law; provided, that the number of restricted stock units subject to such Substitute RSU Award shall be equal to (x) the product obtained by multiplying (i) the aggregate number of Ultimate Parent Ordinary Shares underlying such In-the-Money Ultimate Parent Option immediately prior to the Closing Date, by (ii) the excess of the closing price of a share of Ultimate Parent Ordinary Shares on the Closing Date less the per share exercise price of such In-the-Money Ultimate Parent Option, divided by (y) the volume weighted average price for a share of Purchaser Common Stock for the 20 trading days immediately prior to (and excluding) the Closing Date as reported by Bloomberg, L.P, rounding such quotient down to the nearest whole number of shares of Company common stock; and, provided further, that Purchaser shall cause any such grants made in jurisdictions in which (A) Purchaser has not registered is securities for issuance and (B) such grant does not qualify for an exemption from registration to be settled upon vesting in cash based upon the closing price of shares of Purchaser Common Stock as of the date of such settlement. Each offer of employment made by Purchaser in accordance with Section 5.7(b) to any Person who holds a Substitute RSU Award granted in replacement of an In-the-Money Ultimate Parent Option shall include an acknowledgement and agreement by such Person that the foregoing replacement of such In-the-Money Ultimate Parent Option by Purchaser satisfies in whole any obligation of Ultimate Parent in respect of the related In-the-Money Ultimate Parent Option.

(c) As soon as practicable following the Closing Date, Purchaser shall grant a Substitute RSU Award to each Transferred Employee who holds an Ultimate Parent RSU Award that is outstanding and unvested as of immediately prior to the Closing (after giving effect to any accelerated vesting that occurs solely due to the consummation of the transactions contemplated by this Agreement), and which will be forfeited as of the Closing pursuant to the terms of the applicable Company Stock Plan and award agreement evidencing such Ultimate Parent RSU Award, in replacement therefor, upon such terms and conditions (including the vesting schedule applicable for new hire grants) that apply to ordinary new hire grants of restricted stock units made by Purchaser to similarly situated employees of Purchaser or its Subsidiaries, subject to applicable Law; provided, that the number of restricted stock units subject to such Substitute RSU Award shall be equal to the product of (i) the number of Ultimate Parent Ordinary Shares that were issuable with regard to such Ultimate Parent RSU Award as of immediately prior to the Closing, multiplied by (ii) the Exchange Ratio, and rounding such product down to the nearest whole number of shares of Purchaser Common Stock; and, provided further, that Purchaser shall cause any such grants made in jurisdictions in which (A) Purchaser has not registered is securities for issuance and (B) such grant does not qualify for an exemption from registration to be settled upon vesting in cash based upon the closing price of shares of Purchaser Common Stock as of the date of such settlement. Each offer of employment made by Purchaser in accordance with Section 5.7(b) to any Person who holds a Substitute RSU Award granted in replacement of an Ultimate Parent RSU Award shall include an acknowledgement and agreement by such Person that the foregoing replacement of such Ultimate Parent RSU Award by Purchaser satisfies in whole any obligation of Ultimate Parent in respect of the related Ultimate Parent RSU Award.

(d) Each Substitute RSU Award shall be governed in accordance with the terms of the Purchaser Stock Plan and the applicable award agreement entered into with Purchaser evidencing such Substitute RSU Award consistent with the terms of Section 5.6(a) and 5.6(b).

5.7 Employee Relations and Benefits.

(a) On or prior to the date 60 calendar days after the date hereof, Purchaser shall deliver to Seller a list of the names of the Business Employees (as such list may be subsequently updated by Seller to reflect new hires, terminations or other personnel changes occurring between the date hereof and the Closing Date) who will receive an offer of employment from Purchaser in accordance with Section 5.7(b).

(b) Except as otherwise provided with respect to Automatic Transfer Employees whose employment will continue after the Closing Date pursuant to Section 5.7(k), Purchaser shall offer employment within 15 days prior to the Closing Date to each Identified Business Employee to be effective on the Closing Date (except for those Identified Business Employees on vacation or other approved leave of absence as of the Closing Date, which offer is to be effective on their return to employment) (the “Offer Employees”). With respect to each Transferred Employee, Purchaser shall, for at least 12 months after the Closing Date (subject to the penultimate sentence of this Section 5.7(b)), (A) provide employment at a location that is no more than 60 miles from the principal work location at which such Transferred Employee was employed immediately prior to the Closing and (B) levels of base salary or base wage rate, as applicable, and target cash bonus opportunities (excluding long-term cash incentive compensation and retention or transaction bonuses) that are no less favorable in the aggregate as those in effect for such Transferred Employee immediately prior to the Closing (unless otherwise required by local Law, in which case such offer shall comply with local Law). Those Offer Employees who accept the offer of employment from Purchaser or one of its Subsidiaries and who commence employment with Purchaser or one of its Subsidiaries immediately after the Closing Date (or, for those on vacation or other approved leave of absence with a legal right to return to employment, immediately upon their return to active work), as well as any Automatic Transfer Employees who do not object to the transfer of his or her employment to Purchaser or one of its Affiliates and whose employment will continue after the Closing Date as described in Section 5.7(k) shall be referred to herein as “Transferred Employees.” The Company and its Subsidiaries shall terminate for all purposes (including under all Benefit Plans) the employment of all Offer Employees effective immediately as of the Closing Date (or, for those on vacation or other approved leave of absence with a legal right to return to employment, upon their return to active work with Purchaser). Nothing herein shall limit Purchaser’s ability to terminate the employment of any Transferred Employee employed by Purchaser after the Closing. If any Transferred Employee requires a work visa or permit or an employment pass or other approval for his or her employment to continue with Purchaser or one of its Affiliates as of or after the Closing Date, Purchaser shall, or shall cause one of its Affiliates to, use commercially reasonable efforts to secure prior to the Closing Date the necessary visa, permit, pass or other approval in a timely manner consistent with the terms of this Section 5.7, if and only if Seller provides in advance of Closing and in a timely manner (and no less than 30 days before Closing) all information as is necessary to secure such necessary visa, permit, pass or other approval in a timely manner, and Purchaser shall be solely responsible for any expenses related thereto. The remaining provisions of this Section 5.7 shall apply to the Automatic Transfer Employees subject to any overriding requirement of the Transfer Regulations or other applicable Law.

(c) Seller shall not, and shall cause its Subsidiaries and Affiliates not to, engage in any activity intended to discourage any Business Employee from accepting an offer of employment from Purchaser or one of its Affiliates, and Seller shall not, and shall cause its Affiliates not to, offer employment with any business of Seller or any of its Affiliates after the date hereof and prior to the Closing Date; provided, however, that Seller and its Affiliates shall be permitted to take any action (i) they are legally required to take in order to comply with local Laws or (ii) as mutually agreed by the Parties. Seller shall, or shall cause its Affiliates as applicable to, terminate the employment of any Identified Business Employee who does not accept Purchaser’s offer of employment.

(d) Starting on the Closing Date and ending on the first anniversary of the Closing Date or any longer period as required under local employment Laws, each Transferred Employee who remains employed by Purchaser or one of its Subsidiaries shall be eligible to participate in employee benefit plans, agreements, programs, policies and arrangements of Purchaser or one of its Subsidiaries that provide 401(k), medical, dental, vision, long-term disability, long-term care, tuition assistance, business travel accident and employee recognition benefits (excluding, for the avoidance of doubt, any equity-based compensation, defined benefit pension plan and retiree health plan benefits) (the “Purchaser Plans”) that are provided to similarly situated employees of Purchaser or one of its Subsidiaries.

(e) Seller shall retain responsibility for and continue to pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Business Employee with respect to claims incurred by such Business Employees or their covered dependents prior to the Closing Date (and, for those Business Employees who are not employed by the Company or its Subsidiaries but are on an approved leave of absence as of the Closing Date, prior to their return to employment). Expenses and benefits with respect to claims incurred by Transferred Employees or their covered dependents under Purchaser Plans on or after the Closing Date shall be the responsibility of Purchaser. For purposes of this paragraph, a claim is deemed incurred: in the case of medical or dental benefits, when the services that are the subject of the claim are performed; in the case of life insurance, when the death occurs; in the case of disability benefits, when the disability occurs; in the case of workers’ compensation benefits, when the event giving rise to the benefits occurs; and otherwise, at the time the Transferred Employee or covered dependent becomes entitled to payment of a benefit (assuming that all procedural requirements are satisfied and claims applications properly and timely completed and submitted).

(f) With respect to any plan that is a group health plan maintained by Purchaser or its Subsidiaries and provided to Transferred Employees after the Closing, Purchaser shall, and Purchaser shall cause its Subsidiaries to, with respect to Transferred Employees, use commercially reasonable efforts to (i) cause to be waived any pre-existing condition and waiting periods, except to the extent such provisions were applicable under the similar Benefit Plan as of the Closing Date (or, for those Business Employees who are not employed by the Company or its Subsidiaries but are on vacation or other approved leave of absence as of the Closing Date, on their return to employment) and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to amounts paid by such Transferred Employees during the plan year of the applicable group health plan sponsored by Seller or one of its Subsidiaries during which the Closing (or, for those Business Employees who are not employed by the Company or its Subsidiaries but are on vacation or other approved leave of absence as of the Closing Date, their return to employment) occurs. Seller shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to provide all necessary information on a timely basis that Purchaser and its Subsidiaries shall require to verify that such deductible and maximum out-of-pocket limitations have been paid by such Transferred Employees, and Purchaser’s and its Subsidiaries’ duties under this paragraph shall be contingent upon obtaining such information on a timely basis.

(g) For purposes of eligibility and vesting only, Transferred Employees shall be given credit for all service with Seller, any of its Subsidiaries, and any predecessor employer for which Seller or such Subsidiary credited service, under each plan of Purchaser or its Affiliates in which such Transferred Employees are eligible to participate (other than equity incentive plans or defined benefit plans) to the same extent as recognized under any comparable Benefit Plan.

(h) Except as required by applicable Law or as may be agreed to by Seller and Purchaser, as of the Closing Date (or, for those Business Employees on vacation or other approved leave of absence as of the Closing Date, as of the expiration of their leave), the Transferred Employees shall cease to accrue further benefits under the employee benefit plans and arrangements maintained by Seller and its Subsidiaries, and shall commence participation in the Purchaser Plans to the extent permitted by, and in accordance with, the terms of such Purchaser Plans. Seller shall use commercially reasonable efforts to take all steps necessary to (i) permit such employees to take distributions of such balances from any 401(k) plan of Seller and to the extent permitted by Purchaser’s 401(k) plan, rollover such balances (including notes associated with plan loans) to Purchaser’s 401(k) plan and (ii) following the Closing Date, prevent any Transferred Employee’s plan loans from going into default prior to such rollovers occurring unless such rollovers do not occur prior to the end of the calendar quarter following the calendar quarter in which the Closing Date (or, for those Business Employees on vacation or other approved leave of absence as of the Closing Date, the expiration of their leave) occurs. Purchaser shall use commercially reasonable efforts to permit each such Transferred Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from a 401(k) plan of the Company or its Subsidiaries to roll such eligible rollover distribution including, for a reasonable period of time following the Closing Date, any associated loans into an account under a 401(k) plan maintained by Purchaser or its Affiliates.

(i) With respect to (i) any accrued but unused vacation, sick and paid time off of Transferred Employees and (ii) any gratuity payments required to made to Transferred Employees in India pursuant to the Payment of Gratuity Act, 1972, as amended, as of the Closing Date (or, for those Business Employees on vacation or other approved leave of absence as of the Closing Date, the expiration of their leave) to which any Transferred Employee is entitled pursuant to the policy of the Company or its Subsidiaries immediately prior to the Closing (or, for those Business Employees on vacation or other approved leave of absence as of the Closing Date, their return to employment), to the extent permitted by applicable Law, Seller shall, or shall cause its Subsidiaries to, pay each Transferred Employee in full for such accrued but unused vacation, sick and paid time off and any gratuity payments within 30 days after the

Closing (or, for those Business Employees on vacation or other approved leave of absence as of the Closing Date, 30 days after the expiration of their leave) or by such earlier time as may be required by applicable Law. The initial Earnout Payment to be paid by Purchaser pursuant to Section 2.3(a) following the Closing Date shall be decreased by the aggregate amount of any accrued but unused vacation, sick and paid time off and any gratuity payments to which any Transferred Employee is entitled pursuant to the policy of the Company or its Subsidiaries immediately prior to the Closing (or, for those Business Employees on vacation or other approved leave of absence as of the Closing Date, their return to employment) that cannot be paid in full within 30 days after the Closing (or, for those Business Employees on vacation or other approved leave of absence as of the Closing Date, 30 days after the expiration of their leave) in accordance with applicable Law.

(j) Purchaser shall indemnify and hold harmless Seller and its Subsidiaries with respect to any liability under COBRA or similar applicable Laws in the United States arising from the actions (or inactions) of Purchaser or its Subsidiaries relating to Transferred Employees after the Closing Date. Seller shall retain, and indemnify and hold harmless Purchaser and its Affiliates for, all liabilities, including with respect to any “qualifying event” (as defined under COBRA) occurring on or before the Closing, and liabilities under similar applicable Laws incurred on or prior to the Closing Date or arising as a result of the transactions described herein, including with respect to all qualifying M&A Beneficiaries under COBRA relating to the Business.

(k) It is intended that in accordance with the Transfer Regulations, the employment and the contracts of employment of the Automatic Transfer Employees will (other than in respect of any such employee who objects to a transfer or resigns and leaves prior to Closing Date) transfer automatically to Purchaser or one of its Affiliates as a result of the transactions contemplated in this Agreement, and accordingly each such contract of employment shall have effect from the Closing Date as if originally made between Purchaser, or its applicable Affiliate, and the applicable Automatic Transfer Employee, and all rights powers, duties, liabilities and obligations of Seller or its Affiliates in respect of, or in relation to, such Automatic Transfer Employees and their contracts of employment in force immediately before the Closing (with the exception of accrued occupational pension scheme rights) shall transfer to the Purchaser or its Affiliates in accordance with the Transfer Regulations. If the contract of employment of any Business Employee based in a jurisdiction where the Transfer Regulations might apply does not transfer to the Purchaser or any of its Affiliates in accordance with the Transfer Regulations as intended, such Business Employee shall then be an Offer Employee and Purchaser or its Affiliate shall offer such Business Employee employment in accordance with Section 5.7(b).

(l) If any Automatic Transfer Employee objects to the transfer of his or her employment to Purchaser or its Affiliate pursuant to the Transfer Regulations or refuses an offer of employment made by Purchaser or its Affiliate in accordance with Section 5.7(k), the Seller or its Affiliate (as applicable) may terminate the Automatic Transfer Employee’s employment on the Closing.

(m) Seller shall, and shall cause its Affiliates (as applicable) to, and Purchaser shall, and shall cause its Affiliates to, reasonably cooperate in good faith to timely satisfy any Employment Obligations with any Employee Representatives (if applicable) in respect of the Automatic Transfer Employees pursuant to the Transfer Regulations.

(n) In the case of any Benefit Plan that is a Non-U.S. Benefit Plan, Seller or its Affiliates, as the case may be, shall take any necessary actions to cause, effective as of the Closing, any Non-U.S. Employees and former international employees of the Business (and their respective eligible dependents and beneficiaries) who are participating in any such Non-U.S. Benefit Plan to cease participation in such Non-U.S. Benefit Plan. Prior to the Closing Date, Seller shall, and shall cause its Subsidiaries and Affiliates to, comply with all obligations under applicable Laws or Contracts to inform, provide notice to or consult with, whether individually or collectively, Business Employees (and obtain any required consent from any such Business Employee) or employee representatives, labor or trade unions, works councils or other employee representative bodies, if any, in connection with the transactions contemplated by this Agreement, and shall provide such information to Purchaser as is required for Purchaser to comply with its obligations on a timely basis. Purchaser and its Affiliates shall assume and be solely responsible for, and shall indemnify and hold harmless, Seller and its Affiliates from and against, all obligations, Liabilities, costs and commitments in respect of (i) claims made by any Transferred Employee for (A) any statutory, contractual or common law severance, termination pay or separation benefits (including the employer portion of any employment taxes, together with any compensation payable during any mandatory termination period related thereto) including, but not limited to, claims for wrongful dismissal, constructive dismissal, notice of termination of employment, pay in lieu of notice or termination, termination indemnities or other indemnities, (B) any damages arising from a breach of such Transferred Employee’s employment Contract and (C) any payments required to be made in respect of the termination of the Transferred Employee’s employment, in case of (A), (B) or (C) arising out of, relating to or in connection with the failure of Purchaser or one of its Affiliates to offer employment to any such Transferred Employee that complies with the terms of Section 5.7(b) and as required by applicable Law; and (ii) the failure of Purchaser or any of its Affiliates to comply with any Acquired Rights Directive with respect to any Transferred Employee. Notwithstanding the foregoing, Seller shall be solely responsible for any and all Liabilities arising from or relating to the termination of employment by Seller or any of its Affiliates of any Business Employee, including any Non-U.S. Employee, who fails to accept the offer of employment by Purchaser or one of its Affiliates described in Section 5.7(b).

(o) Purchaser and Seller agree to provide the other in a timely manner, whether before or after the Closing Date, with such information and, when appropriate, documentation, as such Party may reasonably request about the provisions of this Section 5.7 so that both Purchaser and Seller may fulfill their legal obligations hereunder, comply with its obligations under this Agreement and confirm compliance with their obligations under applicable Law. Subject to the requirements of applicable Law, the Parties will cooperate with respect to the transfer of employee data relating to the Business Employees as necessary to carry out their obligations set forth in this Section 5.7 no later than 45 days before the Closing. Seller will transfer to Purchaser such employee data relating to the Transferred Employees as required by Purchaser for purposes of this Section 5.7 at least 45 days before the Closing and as soon as administratively practicable following the Closing to the extent necessary for the operation of the Business; except that Seller shall not be required to create records that are not required by law or usually maintained in such circumstances.

(p) Seller shall be solely responsible for any compensation or other amounts payable to any Transferred Employee, including payroll, bonuses, workers’ compensation, vacation, paid time off and gratuity payments (unless required to be assumed by Purchaser under applicable Law pursuant to Section 5.7(i)), severance and other employee benefits, in each case for any period relating to service with the Company or any of its Subsidiaries at any time prior to the Closing Date, and Seller shall pay, or cause to be paid, all such amounts to all entitled Transferred Employees on or prior to the Closing Date (or, for those on vacation or other approved leave of absence with a legal right to return to employment, immediately after the expiration of their leave) or such later date as set forth in Section 5.7(i).

(q) On or before the Closing Date, Seller shall provide a list of the name and site of employment of any and all Business Employees who have experienced, or will experience, an employment loss or layoff as defined by the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local law requiring notice to employees in the event of a closing or layoff (the “WARN Act”) within 90 days prior to the Closing Date. Seller shall update this list up to and including the Closing Date. Seller shall not, and shall cause its Subsidiaries and Affiliates not to, at any time 90 days prior to the Closing Date, without complying fully with the notice requirements and other requirements of the WARN Act, effectuate (i) a plant closing as defined by WARN Act affecting any site of employment or one or more facilities or operating units within any site of employment of the Company or its Subsidiaries; (ii) a mass layoff as defined by the WARN Act affecting any site of employment of the Company or its Subsidiaries; or (iii) any similar action under the WARN Act requiring notice to employees in the event of an employment loss or layoff.

(r) The Parties acknowledge and agree that all provisions contained in this Section 5.7 with respect to employees are included for the sole benefit of the respective Parties and shall not create any third-party beneficiary or other right in any other Person, including any employees, former employees, Transferred Employees, any participant in any Benefit Plan or any spouse, dependent or beneficiary thereof or any right to continued employment with Seller or Purchaser, nor require Purchaser or any Subsidiary of Purchaser to continue or amend any particular benefit plan on or after the Closing Date for Transferred Employees, and any such plan may be amended or terminated in accordance with its terms and applicable Law.

5.8 Tax Matters.

(a) Transfer Taxes. Transfer Taxes shall be borne one-half by Purchaser and one-half by Seller. For purposes of this Agreement, the term “Transfer Taxes” shall mean all transfer, filing, recordation, ad valorem, sales and use, bulk sales, stamp duties, GST, value added, excise, license or similar fees or Taxes attributable to the transactions occurring pursuant to this Agreement; provided, however, that any GST, value added taxes or similar Taxes that are creditable or recoverable by Purchaser (or its assignees that acquire the Purchased Assets or the Business, as applicable) shall be borne solely by Purchaser (or such assignees). Purchaser and Seller agree to use their commercially reasonable efforts to mitigate, reduce or eliminate any Transfer Taxes, and to obtain any certificate or other document from any Tax authority or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Taxes. Purchaser and Seller shall cooperate in timely making all filings, returns, reports and forms as may be required in connection with the payment of Transfer Taxes. Purchaser or Seller, as applicable, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes. Purchaser and Seller shall take all action reasonably necessary to cause GST, value added taxes and similar Taxes to be creditable or recoverable by Purchaser (or its assignees that acquire the Purchased Assets or the Business, as applicable).

(b) Straddle Period Allocation. All Property Taxes levied solely with respect to the Purchased Assets for the Straddle Period shall be apportioned between Purchaser and Seller based on the number of days of such Straddle Period included in the Pre-Closing Tax Period and the number of days of such Straddle Period included in the Post-Closing Tax Period. Seller shall be liable for the proportionate amount of such Property Taxes that is attributable to the Pre-Closing Tax Period, and Purchaser shall be liable for the proportionate amount of such Property Taxes that is attributable to the Post-Closing Tax Period. Upon receipt of any bill for such Property Taxes, Purchaser or Seller, as applicable, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 5.8(b), together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the Party owing it to the other within 10 days after delivery of such statement. In the event that Purchaser or Seller makes any payment for which it is entitled to reimbursement under this Section 5.8(b), the applicable Party shall make such reimbursement promptly but in no event later than 10 days after the presentation of a statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.

(c) Cooperation. From the date hereof until the expiration of the applicable statute of limitations in effect with respect to the Taxes arising from the Pre-Closing Tax Period, Purchaser and Seller agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets as is reasonably necessary for the filing of all Tax Returns by Purchaser or Seller, the making of any election relating to Taxes, the preparation for, and the prosecution or defense of, any Proceeding relating to any Tax or Tax Return; provided that, prior to the Merger Effective Time, Seller shall not be required to furnish, or cause to be furnished, any information or assistance that it does not have the authority or right to provide, or cause to be provided, under the terms of the Merger Agreement. Each of Purchaser and Seller shall retain all books and records with respect to Taxes for a Pre-Closing Tax Period pertaining to the Purchased Assets for a period of at least six years following the Closing Date.

5.9 Mail Handling. From and after the Closing Date, to the extent that Purchaser or any of its Subsidiaries receives any mail or packages addressed to Seller or any of its Subsidiaries not relating to the Purchased Assets or the Assumed Liabilities, Purchaser shall promptly deliver such mail or packages to Seller. After the Closing Date, Purchaser may deliver to Seller any checks or drafts made payable to Seller or any of its Subsidiaries that constitutes a Purchased Asset, and Seller shall promptly deposit such checks or drafts, and, upon receipt of funds, reimburse Purchaser within five Business Days for the amounts of all such checks or drafts, or, if so requested by Purchaser, endorse such checks or drafts to Purchaser for collection. To the extent Seller or any of its Subsidiaries receives any mail or packages addressed to Seller or any of its Subsidiaries but relating to the Business, the Purchased Assets or the Assumed Liabilities, Seller shall promptly deliver such mail or packages to Purchaser. After the Closing Date, to the extent that Purchaser receives any cash or checks or drafts made payable to Purchaser that constitutes an Excluded Asset, Purchaser shall promptly use such cash to, or deposit such checks or drafts and upon receipt of funds from such checks or drafts, reimburse Seller within five Business Days for such amount received, or, if so requested by Seller, endorse such checks or drafts to Seller for collection. After the Closing Date, to the extent that Seller or any of its Subsidiaries receives any cash (including by electronic transfer) or checks or drafts made payable to Purchaser or any of its Subsidiaries that constitutes a Purchased Asset, Seller shall promptly use such cash to, or deposit such checks or drafts and upon receipt of funds from such checks or drafts, reimburse Purchaser within five Business Days for such amount received, or, if so requested by Purchaser, endorse such checks or drafts to Purchaser for collection. All payments other than by check or draft described in this Section 5.9 shall be remitted no later than five Business Days following receipt. The Parties may not assert any set off, hold back, escrow or other restriction against any payment described in this Section 5.9.

5.10 No Solicitation of Acquisition Proposals. Seller shall not, and shall cause its Affiliates and its and their respective Representatives not to, directly or indirectly, (a) initiate, solicit or knowingly encourage or facilitate the making or submission of any Acquisition Proposal, (b) participate in any discussions or negotiations with any Person regarding an Acquisition Proposal (it being understood that informing a Person of the existence of this Agreement after any such Person contacts Seller regarding an Acquisition Proposal and the restrictions set forth in this Section 5.10 shall not be a breach of this Section 5.10) or (c) furnish any information to any other Person with respect to, or agree to or otherwise enter into, any Acquisition Proposal. Seller hereby confirms that it has discontinued, and has previously directed its Affiliates and its and their respective Representatives to discontinue, any solicitation efforts or negotiations with respect to or in furtherance of any Acquisition Proposal. Seller shall promptly (and in any event within three Business Days after receipt thereof by Seller, any of its Affiliates or its or their Representatives) advise Purchaser orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same. In addition, Seller agrees that it shall use commercially reasonable efforts to enforce its rights under Section 6.03 of the Merger Agreement as it relates to any Acquisition Proposal and shall provide Purchaser prompt notice of any notices or other information that Seller receives with respect thereto.

5.11 Noncompetition; Nonsolicitation.

(a) In order that Purchaser may have and enjoy the full benefit of the Business, Seller agrees that for a period beginning on the Closing Date and ending on the second anniversary thereof (the “Term”), Seller shall not, and shall cause its Affiliates not to, without the prior written consent of Purchaser, (i) engage, directly or indirectly, in any Competing Business; or (ii) acquire more than 5% of the outstanding equity interests in any Business Competitor. Notwithstanding the foregoing, neither Seller nor any of its Affiliates shall be precluded from (1) engaging in the Retained Business, and reasonably expected or foreseeable extensions of those businesses and the products developed or sold, and the services developed or provided in connection therewith; or (2) acquiring (in whole or in part), merging with or consolidating with any Person which, at the time of the parties’ agreement to enter into such transaction is not a Business Competitor.

(b) For purposes of this Section 5.11, (i) “Business Competitor” shall mean any Person that derived more than 25% of its consolidated gross revenues from a Competing Business during the four fiscal quarters prior to Seller or any of its Subsidiaries’ entering into an agreement providing for the investment in or acquisition of such Person, and (ii) “Competing Business” shall mean the business that designs, develops, manufactures, markets, sells, installs or distributes products in competition with the Business (as conducted as of the Closing).

(c) Notwithstanding the foregoing, the provisions of this Section 5.11 shall not restrict Seller or any of its Affiliates from acquiring and operating any Person who is a Business Competitor so long as Seller or such Affiliate divests all or the required portion of the Competing Business conducted by such Person within one year of the consummation of such transaction such that an acquisition by Seller or such Affiliate of the retained portion of the Competing Business would be permissible under the terms of the foregoing Section 5.11(a)(ii). For the avoidance of doubt, this Section 5.11 shall not be applicable to (i) any Person or any of its Affiliates (other than Ultimate Parent and its Subsidiaries) that acquires an interest in Ultimate Parent or its Subsidiaries through any merger, stock purchase, asset purchase or other business combination (provided that such Person was not an Affiliate of Ultimate Parent or any of its Subsidiaries prior to such transaction), (ii) any Person as of and following such time that such Person ceases to be an Affiliate of Seller or (iii) the marketing, sale, installation or distribution by Seller or its Affiliates of any products which incorporate devices, components or other products of an original equipment manufacturer or other Third Party.

(d) To the extent Purchaser believes that Seller is in breach of Section 5.11(a), Purchaser will use its commercially reasonable efforts to provide written notice to Seller of the operations of Seller or its Affiliates that Purchaser believes constitute a violation of Section 5.11(a) and a period of 10 days following receipt of such notice to resolve such alleged breach (the “Resolution Period”). Such notice shall specify in reasonable detail the basis for such alleged breach. The senior management of the Parties, including each Party’s legal and business Representatives, shall meet (including via telephone) and attempt in good faith to negotiate a resolution of such dispute during the Resolution Period, it being understood that Purchaser shall have no obligation to resolve such alleged breach or to make any concessions to Seller.

(e) Seller agrees that during the Term, Seller shall not, and shall cause its Affiliates not to directly or indirectly (i) solicit, recruit or otherwise induce any Transferred Employee to leave or terminate his or her employment with Purchaser or its Affiliates or (ii) hire or employ any Identified Business Employee. Notwithstanding the foregoing, it shall not be a breach of this paragraph for Seller or its Affiliates to (A) conduct general, non-directed solicitation advertisements or web postings for employment or utilizing an independent employment search firm who has been instructed not to target employees of Purchaser or its Affiliates or (B) solicit, hire or employ any Transferred Employee whose employment with Purchaser or any of its Affiliate has been terminated without cause (provided there was no breach of this paragraph with respect to such Transferred Employee prior to such termination); provided, however, that the preceding subsection (B) shall not apply to Identified Business Employees who do accept Purchaser’s offer of employment.

5.12 Termination of Use of Name and Marks. Seller hereby agrees that upon the Closing, Purchaser shall have the sole right to use the names and trademarks listed on Annex 2 hereto (the “Sold Marks”). Seller shall not, and shall not permit its Subsidiaries to, use any of the Sold Marks or any variation or simulation thereof in any manner in the world after the Closing, except as required by applicable Law or in connection with disclosure of historical activities of Seller and its Subsidiaries.

5.13 Excluded Litigation Liabilities. In connection with any Proceeding for which the related Liabilities constitute Excluded Litigation Liabilities, Purchaser shall, and shall cause its Affiliates and Representatives to, reasonably cooperate in the investigation and defense by Seller and its Affiliates of such Proceeding (at Seller’s cost and expense), including, (a) permitting Seller, its Affiliates and their respective Representatives to discuss during regular business hours matters related to such Proceeding with such officers, employees, consultants and Representatives of Purchaser and its Affiliates as Seller reasonably requests, (b) permitting Seller, its Affiliates and their respective Representatives to have reasonable access to the properties, books, records, papers and documents of Purchaser, its Affiliates and their respective Representatives related to such Proceeding during regular business hours and upon prior notice to review information and documentation related to such Proceeding, (c) notifying Seller promptly of receipt by Purchaser or its Affiliates of any subpoena or other Third Party request for documents or interviews and testimony, and (d) providing to Seller copies of any documents produced by Purchaser or its Affiliates in response to or compliance with any subpoena or other Third Party request for documents. The Parties agree that all communications between any Party or its Affiliates and counsel responsible for or participating in the defense of such Proceeding shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

5.14 Required Business Financial Statements.

(a) If Purchaser determines in good faith that Purchaser is required to file the financial statements of the Business with the SEC under the 1934 Act pursuant to Rule 3-05 of Regulation S-X in connection with a filing made with the SEC on Form 8-K announcing the consummation of the transactions contemplated by this Agreement, Purchaser shall promptly file with the SEC a request for the SEC’s concurrence with filing certain abbreviated financial statements (such financial statements to include audited statement of revenues and direct operating expenses and an audited statement of acquired assets and liabilities) in lieu of the full financial statements otherwise required by Rule 3-05 of Regulation S-X. Such financial statements (whether full or abbreviated) required by the SEC in response to the waiver letter are referred to herein as the “Required Business Financial Statements”; provided, that in no event shall the Required Business Financial Statements be required to include (i) any pro forma financial information or (ii) any financial statements for periods ending on or after the Closing Date or other than for the three most recently completed fiscal years of the Company (or such shorter period as may be required by Rule 3-05 of Regulation S-X). Seller will provide such reasonable cooperation and assistance as may be required by Purchaser in connection with preparing such waiver letter. As promptly as practicable following the SEC’s response to such waiver letter, Seller shall use reasonable best efforts to cause the Company to provide to Purchaser the Required Business Financial Statements.

(b) Following the Closing, upon Purchaser’s reasonable request therefor, Seller shall cause the Company and each of its Subsidiaries to permit Purchaser and its Representatives to contact the Company’s accountants, auditors and employees, and Seller shall, and shall use its commercially reasonable efforts to cause such accountants, auditors and employees to, discuss, reasonably cooperate and provide information reasonably requested by Purchaser or its Representatives, in order for Purchaser to prepare pro forma financial statements of Purchaser that meet the requirements of Regulation S-X promulgated under the Securities Act and within the timeframe specified for Purchaser to file such financial statements on Form 8-K under the Exchange Act; provided that such discussions, cooperation and provision do not unreasonably interfere or disrupt the normal operations of the Company and such Subsidiaries (it being understood that Purchaser shall be responsible for (i) the information relating to the proposed debt and equity capitalization of Purchaser and its Subsidiaries after the Closing Date or (ii) any information concerning the assumptions underlying the pro forma adjustments to be made in such pro forma financial statements, which assumptions shall be the responsibility of Purchaser, or pro forma cost savings or other pro forma adjustments desired by Purchaser to be made in such pro forma financial statements). Seller shall, and shall use its commercially reasonable efforts to cause its accountants, auditors and employees to, cooperate with Purchaser with regards to responding to any comments from the SEC on the financial statements of the Purchased Assets and the Business.

5.15 Shared Contracts.

(a) Within 30 days after the date hereof, Seller may deliver an updated Section 3.5(c) of the Disclosure Schedule that sets forth a correct and complete list of Shared Contracts. A Shared Contract that is added to Section 3.5(c) of the Disclosure Schedule pursuant to this Section 5.15(a) is referred to herein as a “Supplemental Shared Contract.”

(b) Seller and Purchaser shall use their commercially reasonable efforts to arrange for Purchaser or a Purchaser Designee, as applicable, to enter into a new Contract with the applicable Third Party to each Shared Contract, which new Contract contains the terms and conditions applicable to the Business as of the date hereof with respect to such Shared Contract.

(c) In the event a new Contract is not entered into prior to the Closing as contemplated by Section 5.15(b), from and after the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to develop a mutually agreeable arrangement (including by way of amendment or addition of services to the Transition Services Agreement) under which (i) Purchaser or a Purchaser Designee would obtain the benefits and assume the obligations under such Shared Contract to the extent applicable to the Business, including by sub-contracting, sub-licensing, or sub-leasing to Purchaser or such Purchaser Designee (such portion of such Liabilities, the “Purchaser Portion of the Shared Contract Liabilities” and the remainder of such Liabilities under such Shared Contract, the “Seller Portion of the Shared Contract Liabilities”) or (ii) such portion of such Shared Contract would be held, as of and from the Closing Date, by Seller or its applicable Subsidiary in trust for Purchaser or a Purchaser Designee and the covenants and obligations thereunder would be performed by Purchaser or such Purchaser Designee in Seller’s or such Subsidiary’s name and all benefits, obligations and Liabilities existing thereunder to the extent applicable to the Business would be for Purchaser’s or such Purchaser Designee’s account.

(d) Notwithstanding anything contained herein to the contrary, with respect to any Supplemental Shared Contracts that involve the licensing or other use of Third Party Intellectual Property Rights that are material to the operation or conduct of the Business, in the event that the continued license or use of such Intellectual Property Rights in the operation or conduct of the Business following the Closing Date would require payment by Purchaser or its Subsidiaries of more than $2,500,000 in the aggregate during the 12 month period immediately following the Closing Date (after taking into account the availability of any enterprise licenses or similar rights then held by Purchaser and its Subsidiaries), Purchaser and Seller shall negotiate in good faith with respect to the appropriate allocation of responsibility for such costs.

5.16 Chinese JV. Within 30 days after the date hereof, Purchaser may, at Purchaser’s sole option, provide written notice to Seller that Purchaser does not wish to acquire the Chinese JV. If Purchaser delivers such a notice to Seller, (a) all references to the Chinese JV in Article II, Article III and Article V shall be ignored for all purposes of this Agreement, (b) the Chinese JV shall be deemed to be and Excluded Asset and (c) all Liabilities of the Chinese JV, whether known or unknown, fixed or contingent, asserted or unasserted, shall be deemed to be Excluded Liabilities.

5.17 Transition Services Agreement Schedules. Within 30 days after the date hereof, Purchaser and Seller shall work together in good faith to complete the schedule to the Transition Services Agreement containing the services to be performed under the Transition Services Agreement.

ARTICLE VI

CONDITIONS TO CLOSING

6.1 Conditions Precedent to Obligations of Purchaser and Seller. The respective obligations of the Parties to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by the Party for whose benefit such condition exists) on or prior to the Closing Date of each of the following conditions:

(a) No Injunction, etc. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law which is in effect on the Closing Date which would prohibit, enjoin or restrain the consummation of the transactions contemplated by this Agreement to occur on the Closing Date or otherwise making such transactions illegal.

(b) Regulatory Authorizations. The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated. Any affirmative approval or clearance required under any Competition Laws in the foreign jurisdictions identified in Section 3.3 of the Disclosure Schedule shall have been obtained or deemed to have been obtained.

(c) Merger. The Merger shall have been consummated.

6.2 Conditions Precedent to Obligation of Seller. The obligation of Seller to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of each of the following conditions:

(a) Accuracy of Purchaser’s Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement (i) that are not qualified by “Purchaser Material Adverse Effect” or other materiality qualifications shall have been accurate in all material respects on the date of this Agreement and shall be accurate in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be accurate in all material respects as of such date), and (ii) that are qualified by “Purchaser Material Adverse Effect” or other materiality qualifications shall have been accurate in all respects on the date of this Agreement and shall be accurate in all respects as of the Closing Date as made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be accurate in all respects as of such date).

(b) Covenants of Purchaser. Purchaser shall have performed and complied in all material respects with all covenants contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing.

(c) Closing Certificate. Purchaser shall have delivered a certificate of an authorized officer of Purchaser, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d) Closing Documents. Purchaser shall have executed, or caused to be executed, and delivered to Seller the documents set forth in Section 2.5, and each such agreement and document shall be in full force and effect.

6.3 Conditions Precedent to Obligation of Purchaser. The obligation of Purchaser to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of each of the following conditions:

(a) Accuracy of Representations and Warranties of Seller. The representations and warranties of Seller contained in this Agreement (i) that are not qualified by “Company Material Adverse Effect” or other materiality qualifications shall have been accurate in all material respects on the date of this Agreement and shall be accurate in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be accurate in all material respects as of such date), and (ii) that are qualified by “Company Material Adverse Effect” or other materiality qualifications shall have been accurate in all respects on the date of this Agreement and shall be accurate in all respects as of the Closing Date as made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be accurate in all respects as of such date).

(b) Covenants of Seller. Seller shall have performed and complied in all material respects with all covenants contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing.

(c) Closing Certificate. Seller shall have delivered a certificate of an authorized officer of Seller, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(e) have been satisfied.

(d) Closing Documents. Seller shall have executed, or caused to be executed, and delivered to Seller the documents set forth in Section 2.6, and each such agreement and document shall be in full force and effect.

(e) No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing.

(f) Intellectual Property Transfer. Seller shall have delivered to Purchaser executed trademark assignments, patent assignments, copyright assignments and domain name assignments conveying any trademarks, service marks, patents, copyrights and domain names included within the Purchased Assets to Purchaser, in the form set forth in the Intellectual Property Agreement.

(g) Financial Statements. Seller shall have delivered to Purchaser the Required Business Financial Statements in accordance with Section 5.14(a).

ARTICLE VII

TERMINATION

7.1 Termination Events. Without prejudice to other remedies which may be available to the Parties by Law or this Agreement, this Agreement may be terminated and the transactions contemplated herein may be abandoned:

(a) by mutual written consent of the Parties;

(b) by either Party by notice to the other Party if the Closing shall not have been consummated on or prior to the date which is six months following the date hereof (such later date, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to either Party whose failure to perform in all material respects any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; provided, further, that if the conditions set forth in Section 6.1(b) or 6.1(c) shall not have been satisfied or waived as of the Outside Date but all other conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then either Party may, in its sole and exclusive discretion, extend the Outside Date to the date which is nine months following the date hereof by providing the other Party written notice of such extension on or before the Outside Date;

(c) by either Party by written notice to the other Party, if (i) a final, non-appealable Order, decree or ruling enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement to occur on the Closing Date has been issued by any Governmental Authority of competent jurisdiction (unless such Order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) or (ii) any Law has been enacted that would make the consummation of the transactions contemplated by this Agreement to occur on the Closing Date illegal;

(d) by Purchaser by written notice to Seller (which shall include notice of Purchaser’s intention to terminate pursuant to this Section 7.1(d)), if (i) any representation or warranty of Seller contained in this Agreement shall be inaccurate such that the condition set forth in Section 6.3(a) would not be satisfied, or (ii) the covenants or obligations of Seller contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 6.3(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Seller during the 15-day period after Purchaser notifies Seller in writing of the existence of such inaccuracy or breach (the “Seller Cure Period”), then Purchaser may not terminate this Agreement under this Section 7.1(d) as a result of such inaccuracy or breach prior to the expiration of the Seller Cure Period unless Seller is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach;

(e) by Seller by written notice to Purchaser (which shall include notice of Seller’s intention to terminate pursuant to this Section 7.1(e)), if (i) any representation or warranty of Purchaser contained in this Agreement shall be inaccurate such that the condition set forth in Section 6.2(a) would not be satisfied, or (ii) the covenants or obligations of Purchaser contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 6.2(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Purchaser during the 15-day period after Seller notifies Purchaser in writing of the existence of such inaccuracy or breach (the “Purchaser Cure Period”), then Seller may not terminate this Agreement under this Section 7.1(e) as a result of such inaccuracy or breach prior to the expiration of the Purchaser Cure Period unless Purchaser is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach; or

(f) by either Party by notice to the other Party, if the Merger Agreement shall have been validly terminated pursuant to Section 9.01 of the Merger Agreement.

7.2 Effect of Termination. Except as set forth in this Section 7.2, in the event of any termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become wholly void and of no further force and effect, all further obligations of the parties under this Agreement shall terminate and there shall be no liability on the part of either

Party to the other Party, except that the provisions of Sections 5.2(c) (Confidentiality), 5.4 (Public Disclosures) and Article IX (Miscellaneous Agreements of the Parties) of this Agreement shall remain in full force and effect and the Parties shall remain bound by and continue to be subject to the provisions thereof. Notwithstanding the foregoing, the provisions of this Section 7.2 shall not relieve either Party of any liability for any Fraud or Willful Breach of this Agreement prior to such termination of this Agreement.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification.

(a) Following the Closing and subject to the terms and conditions of this Article VIII, Seller shall indemnify and hold harmless each of Purchaser, Purchaser’s Affiliates and their respective Representatives and successors (each, a “Purchaser Indemnified Party”) from and against any Losses actually incurred or sustained by such Purchaser Indemnified Party (“Purchaser Losses”) as a proximate result of:

(i) any breach of or inaccuracy in any representation or warranty of Seller set forth in this Agreement or in the certificate delivered pursuant to Section 6.3(c);

(ii) any breach of any covenant or agreement of Seller herein; and

(iii) any Excluded Liabilities.

For the avoidance of doubt, in the event that Purchaser does not provide written notice to Seller that Purchaser does not wish to acquire the Chinese JV pursuant to Section 5.16, Taxes of the Chinese JV are not Excluded Liabilities and Seller shall have no obligation to indemnify any Purchaser Indemnified Party for any such amounts.

(b) Following the Closing and subject to the terms and conditions provided in this Article VIII, Purchaser shall indemnify, defend and hold harmless Seller, Seller’s Affiliates and their respective Representatives and successors (each, a “Seller Indemnified Party”) from and against any Losses actually incurred or sustained by such Seller Indemnified Party (“Seller Losses”) as a proximate result of:

(i) any breach of or inaccuracy in any representation or warranty of Purchaser set forth in this Agreement or in the certificate delivered pursuant to Section 6.2(c);

(ii) any breach of any covenant or agreement of Purchaser herein; and

(iii) any Assumed Liabilities.

8.2 Certain Limitations.

(a) Notwithstanding anything contained herein to the contrary, Seller shall not be obligated to indemnify Purchaser Indemnified Parties for aggregate Purchaser Losses (i) under this Agreement pursuant to Section 8.1(a)(i) in excess of $5,500,000 (the “Cap”) or (ii) under this Agreement (other than pursuant to Sections 5.8 or 8.1(a)(iii)) in excess of an amount equal to the Purchase Price. Notwithstanding anything contained herein to the contrary, Purchaser shall not be obligated to indemnify Seller Indemnified Parties for aggregate Seller Losses (i) under this Agreement pursuant to Section 8.1(b)(i) in excess of the Cap; provided, however, that the limitations set forth in clause (i) shall not apply to any breaches of any Fundamental Representation or (ii) under this Agreement (other than pursuant to Sections 5.8 or 8.1(b)(iii)) in excess of an amount equal to the Purchase Price.

(b) Notwithstanding anything contained herein to the contrary, Seller shall not be obligated to indemnify Purchaser Indemnified Parties under this Agreement pursuant to Section 8.1(a)(i), unless and until the aggregate Purchaser Losses subject to such indemnification collectively exceed $550,000 (the “Deductible”), whereupon such indemnification shall be made by Seller only with respect to the amount of such Purchaser Losses in excess of the Deductible; provided, however, that the Deductible shall not apply to any breaches of any Fundamental Representation. Notwithstanding anything contained herein to the contrary, Purchaser shall not be obligated to indemnify Seller Indemnified Parties under this Agreement pursuant to Section 8.1(b)(i), unless and until the aggregate Seller Losses subject to such indemnification collectively exceed the Deductible, whereupon such indemnification shall be made by Purchaser only with respect to the amount of such Seller Losses in excess of the Deductible; provided, however, that the Deductible shall not apply to any breaches of any Fundamental Representations.

(c) The representations and warranties of Seller and Purchaser contained in Article III and Article IV, respectively, of this Agreement shall survive the Closing and terminate on the date that is 12 months following the Closing Date; provided that the Fundamental Representations shall survive until the expiration of the applicable statute of limitations.

(d) The obligations to indemnify and hold harmless a Party pursuant to Sections 8.1(a)(i) or 8.1(b)(i) shall terminate when the applicable representation or warranty terminates pursuant to Section 8.2(c); provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any claims as to which the Seller Indemnified Party or Purchaser Indemnified Party, as the case may be, to be indemnified (each, an “Indemnified Party”) shall have, before the expiration of the applicable survival period, previously made a claim by delivering a written notice (stating in reasonable detail the basis of such claim, to the extent known by the Indemnified Party) to the indemnifying Party hereunder (the “Indemnifying Party”).

(e) Each Person entitled to indemnification hereunder shall, to the extent as would be required under applicable Law, take all reasonable steps to mitigate all Losses after becoming aware of any event that could reasonably be expected to give rise to any Losses which are indemnifiable or recoverable hereunder or in connection herewith.

8.3 Procedures for Third Party Claims and Excluded Liabilities.

(a) Promptly after the receipt by any Indemnified Party of a notice of any Proceeding by any Third Party that may be subject to indemnification under this Article VIII, including any Proceeding relating to any Excluded Liability or Assumed Liability, such Indemnified Party shall give written notice of such Proceeding to the Indemnifying Party, stating in reasonable detail the nature and basis of each claim made in the Proceeding and the amount thereof, to the extent known, along with copies of the relevant documents received by the Indemnified Party evidencing the Proceeding and the basis for indemnification sought. Failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from liability on account of this indemnification, except if and only to the extent that the Indemnifying Party is actually prejudiced thereby. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Proceeding.

(b) The Indemnifying Party shall have the right to assume the defense of the Indemnified Party against the Third Party claim upon written notice to the Indemnified Party delivered within 30 days after receipt of the particular notice from the Indemnified Party which such notice shall include Indemnifying Party’s agreement that it will provide full indemnification to the Indemnified Party for all Losses relating thereto in accordance with the terms of this Agreement; provided, however, that the Indemnifying Party shall not have the right to assume the defense of the Third Party claim (i) if such Third Party claim seeks as its primary remedy the imposition of an equitable remedy that is binding upon Purchaser, the Purchased Assets or the Assumed Liabilities, or (ii) the amount of Losses relating to such Third Party claim could be reasonably expected to exceed the amounts for which the Indemnifying Party is obligated to indemnify hereunder.

(c) So long as the Indemnifying Party has assumed the defense of the Third Party claim in accordance herewith and notified the Indemnified Party in writing thereof, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party claim, it being understood that the Indemnifying Party shall pay all reasonable costs and expenses of co-counsel for the Indemnified Party (A) if the Indemnified Party reasonably and in good faith believes that a conflict of interest exists or could arise which, under applicable principles of legal ethics could prohibit a single legal counsel from representing both the Indemnified Party and the Indemnifying Party in such Proceeding or (B) during the period after such time as the Indemnified Party has notified the Indemnifying Party of such Third Party claim and prior to such time as the Indemnifying Party has notified the Indemnified Party that the Indemnifying Party has assumed the defense of such Third Party claim, (ii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed) and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party claim (other than a judgment or settlement that is solely for money damages in an amount less than the remaining balance of the limitations on indemnity set forth in Section 8.2 and is accompanied by the Indemnifying Party’s irrevocable commitment to make payment of amounts set forth in such settlement or judgment and a release of all indemnifiable claims against the Indemnified Party) without the prior written consent of the Indemnified Party, which such consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party shall have assumed the defense, such Indemnifying Party shall not be obligated to indemnify and hold harmless the Indemnified Party hereunder for any settlement entered into without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) In the case of any Third Party claims where the Indemnifying Party reasonably believes that it would be appropriate to settle such claim using equitable remedies (i.e., remedies involving the future use of the Purchased Assets), the Indemnifying Party and the Indemnified Party shall work together in good faith to agree to a settlement; provided, however, that no Party shall be under any obligation to agree to any such settlement.

(e) Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price to the extent allowable under applicable Law.

(f) Any indemnity obligation under this Agreement shall be decreased by any amounts actually received by the Indemnified Party under Third Party insurance policies and any indemnity, contribution or other similar payment actually received by the Indemnified Party from any Third Party with respect thereto, net of any deductibles or co-payments paid by such Indemnified Party under the relevant insurance policy, any “retro-premium” obligations in connection with such Loss and any costs incurred by such Indemnified Party in procuring such payment under such policy (the “Net Insurance Proceeds”), each Party agreeing (i) to use commercially reasonable efforts to recover all available insurance proceeds and (ii) to the extent that any indemnity payment under this Agreement has been paid by the Indemnifying Party to or on behalf of the Indemnified Party prior to the receipt, directly or indirectly, by the Indemnified Party of any Net Insurance Proceeds under Third Party insurance policies on account of such Loss which duplicate, in whole or in part, the payment made by the Indemnifying Party to or on behalf of the Indemnified Party, the Indemnified Party shall remit to the Indemnifying Party an amount equal to the amount of the Net Insurance Proceeds actually received by the Indemnified Party on account of such Loss which duplicate, in whole or in part, the payment made by the Indemnifying Party to or on behalf of the Indemnified Party. The amount of any Loss subject to indemnification under this Agreement shall be calculated net of any Tax Benefits actually realized by the Indemnified Party or any of its Affiliates on account of such Losses or any of the circumstances giving rise thereto. If the Indemnified Party actually realizes a Tax Benefit at any time after the indemnity payment is made to it, the Indemnified Party shall promptly pay to the Indemnifying Party the amount of such Tax Benefit. For purposes hereof, “Tax Benefit” shall mean, with respect to any applicable Losses, any cash Tax savings or refunds that are actually realized by the Indemnified Party or any of its Affiliates in the Tax year of the respective Losses or the two immediately succeeding Tax years.

8.4 Certain Procedures. The Indemnified Party shall notify the Indemnifying Party promptly of its discovery of any matter that may give rise to a claim for indemnification pursuant hereto; provided, however, that failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from liability on account of this indemnification, except if and only to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnified Party shall, and shall cause its Affiliates and Representatives to, reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party. Subject to the provisions of Section 8.3, in connection with any actual or threatened claims by, or actual or threatened litigation or other disputes with, third parties relating to Assumed Liabilities or Excluded Liabilities, any such claims, litigation and disputes being referred to as “claims” for purposes of this Section 8.4, to the extent such activities are permitted by applicable Law and would not result in a waiver of the attorney-client privilege, the Indemnified Party shall, and shall cause its Affiliates and Representatives to, reasonably cooperate in the defense by the Indemnifying Party of such claim (at the Indemnifying Party’s cost and expense), including, (i) permitting the Indemnifying Party to discuss during regular business hours the claim with such officers, employees, consultants and Representatives of the Indemnified Party as the Indemnifying Party reasonably requests, (ii) permitting the Indemnifying Party to have reasonable access to the properties, books, records, papers, documents, plans, drawings, electronic mail, databases and computers of the Indemnified Party and its Affiliates and Representatives related to the claim during regular business hours and upon prior notice to review information and documentation relative to the claim, (iii) notifying the Indemnifying Party promptly of receipt by the Indemnified Party of any subpoena or other Third Party request for documents or interviews and testimony, and (iv) providing to the Indemnifying Party copies of any documents produced by the Indemnified Party in response to or compliance with any subpoena or other Third Party request for documents.

8.5 Remedies Exclusive. Following the Closing, subject to the dispute resolution procedure set forth in Section 2.3 hereof, the remedies set forth in this Article VIII shall constitute the sole and exclusive remedy for money damages and shall be in lieu of any other remedies for money damages that may be available to the Indemnified Parties under any other agreement or pursuant to any statutory or common law (including Environmental Law) with respect to any Losses of any kind or nature incurred directly or indirectly resulting from or arising out of any of this Agreement, the Business, the Purchased Assets, the Assumed Liabilities or the Excluded Liabilities (it being understood that nothing in this Section 8.5 or elsewhere in this Agreement shall affect the Parties’ rights to specific performance or other similar non-monetary equitable remedies with respect to the covenants referred to in this Agreement or the Parties’ rights under the other Transaction Documents); provided, however, that nothing in this Section 8.5 or elsewhere in this Agreement shall limit any Person’s right to seek any remedy on account of any Party’s Fraud, criminal misconduct or Willful Breach. Seller and Purchaser each hereby waive any provision of any applicable Law to the extent that it would limit or restrict the agreement contained in this Section 8.5.

ARTICLE IX

MISCELLANEOUS AGREEMENTS OF THE PARTIES

9.1 Notices. All notices, requests and other communications required or permitted under, or otherwise made in connection with, this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered, in person, (b) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, (c) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the Business Day following the date of transmission, (d) on receipt after dispatch by registered or certified mail, postage prepaid, (e) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows:

if to Purchaser, to:

Extreme Networks, Inc.

6480 Via Del Oro

San Jose, CA 95119

Attention:    Katy Motiey, Chief Administrative

                    Officer – HR, Legal & Corporate Secretary

Email:         kmotiey@extremenetworks.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

Attention:      Thomas Ivey

Email:           thomas.ivey@skadden.com

if to Seller, to:

LSI Corporation

1320 Ridder Park Drive

San Jose, California 95131

Attention:   Paul Bento

Email:         bobcat.notices@broadcom.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention:     Christopher L. Kaufman

                     Anthony J. Richmond

                     Chad G. Rolston

Email:          christopher.kaufman@lw.com

                      tony.richmond@lw.com

                      chad.rolston@lw.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

9.2 Guaranty. Broadcom hereby fully and unconditionally guarantees the timely and full performance of all the indemnification payment obligations of Seller solely under Article VIII of this Agreement, as if it were Seller. Broadcom hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the foregoing guaranteed obligations and this Section 9.2 and all demands whatsoever, and covenants that the guaranty in this Section 9.2 will not be discharged, except by complete performance of the obligations contained in this Agreement.

9.3 Bulk Transfers. Purchaser hereby waives, on behalf of itself and any Purchaser Designee, compliance by Seller and any of its Subsidiaries with the requirements and provisions of any “bulk-transfer” Laws of any jurisdiction, including Article 6 of the California Uniform Commercial Code, in each case that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser or any Purchaser Designee; it being understood that any Liabilities arising out of the failure of Seller or any of its Subsidiaries to comply with the requirements and provisions of any such Laws which would not otherwise constitute Assumed Liabilities shall be treated as Excluded Liabilities.

9.4 Remedies Cumulative; Specific Performance. The rights and remedies of the Parties shall be cumulative (and not alternative). The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement in addition to any other remedy to which they are entitled to at law or in equity, in each case without the requirement of posting any bond or other type of security.

9.5 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by the Party against whom the waiver is to be effective.

(b) No failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

9.6 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement, including all third-party legal, accounting, financial advisory, consulting or other fees and expenses incurred in connection with the transactions contemplated hereby, shall be paid by the Party incurring such cost or expense.

9.7 Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. Except (i) as provided in Article VIII and (ii) solely from and after the consummation of the Merger, for the Company and the Asset Sellers, which, solely from and after the consummation of the Merger, shall be express third-party beneficiaries of, and entitled to enforce, Purchaser’s obligations pursuant to Section 2.5, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.

(b) No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party.

9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction.

9.9 Jurisdiction. Each of the Parties hereto irrevocably consents to the exclusive jurisdiction and venue of Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in connection with any matter based upon or arising from this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and irrevocably waives, to the fullest extent permitted by applicable Law, and covenants not to assert or plead any objection it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.10 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.11 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Party. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect, and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

9.12 Entire Agreement. This Agreement, the Confidentiality Agreement, and each of the documents, instruments and agreements delivered in connection with the transactions contemplated by this Agreement, including the other Transaction Documents and the Disclosure Schedule, constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

9.13 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the Parties have caused this Asset Purchase Agreement to be duly executed as of the date first written above.

LSI CORPORATION

By:	/s/ Thomas H. Krause, Jr.
Name: Thomas H. Krause, Jr.
Title: President

BROADCOM CORPORATION, solely for purposes of Section 9.2 hereof

By:	/s/ Thomas H. Krause, Jr.
Name: Thomas H. Krause, Jr.
Title: Chief financial Officer

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Asset Purchase Agreement to be duly executed as of the date first written above.

EXTREME NETWORKS, INC.

By:	/s/ Katy Motiey
Name: Katy Motiey
Title: Chief Administrative Officer-HR, General Counsel & Secretary

[Signature Page to Asset Purchase Agreement]